UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2018 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2019 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to July 27, 2018, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated October 28, 2019, relating to its U.S. $102,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On January 10, 2020, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 18.7680 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, where applicable as of and for the nine-months ended September 30, 2019, including convenience translations of some figures of our unaudited condensed consolidated interim financial statements included herein, at an exchange rate of Ps. 19.6363 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on September 30, 2019, and peso amounts to U.S. dollars in this report as of and for the year ended December 31, 2018 at an exchange rate of Ps. 19.6829 = U.S. $1.00, which is the exchange rate that the Ministry of Finance and Public Credit instructed us to use on December 31, 2018. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Pemex Cogeneration and Services

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

Pemex Drilling and Services and Pemex Ethylene

On July 25, 2019, as a result of the merger of Pemex Drilling and Services into Pemex Exploration and Production and of Pemex Ethylene into Pemex Industrial Transformation, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Extinción de Pemex Perforación y Servicios (Declaration of Extinction of Pemex Drilling and Services) and the Declaratoria de Extinción de Pemex Etileno (Declaration of Extinction of Pemex Ethylene), both of which were published in the Official Gazette of the Federation on July 30, 2019 and became effective on July 1, 2019. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Drilling and Services were assumed by, and transferred to, Pemex Exploration and Production, and Pemex Exploration and Production became, as a matter of Mexican law, the successor to Pemex Drilling and Services. As of July 1, 2019, all of the assets, liabilities, rights and obligations of Pemex Ethylene were assumed by, and transferred to, Pemex

Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Ethylene. Pemex Drilling and Services and Pemex Ethylene were in turn dissolved effective as of July 1, 2019.

Government Equity Capital Contribution

During 2019, the Mexican Government made equity capital contributions in the amount of Ps. 122.1 billion (approximately U.S. $6.2 billion) to Petróleos Mexicanos. We used these funds to reduce our overall indebtedness, manage the maturity profile of our debt and improve our financial position. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support.”

Selected Financial Data

The selected financial data as of December 31, 2018 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2019 and for the nine-month periods ended September 30, 2018 and 2019 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2018, we recognized a net loss of Ps. 180.4 billion and had negative equity of Ps. 1,459.4 billion. We had negative working capital of Ps. 54.7 billion during the same period. Cash flows from operating activities were Ps. 141.8 billion for the year ended December 31, 2018. These results have led us to state in our audited consolidated financial statements as of December 31, 2018 that there exists substantial doubt about our ability to continue as a going concern. As of and for the nine-month period ended September 30, 2019, we recognized a net loss of Ps. 176.4 billion and had negative equity of Ps. 1,734.6 billion. We had negative working capital of Ps. 93.7 billion as of September 30, 2019. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2(c) to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2018, September 30, 2019 and the date hereof, there exists substantial doubt about our ability to continue as a going concern. However, we continue operating as a going concern for the reasons described herein, including in our unaudited condensed consolidated interim financial statements.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of September 30, 2019 and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2019. In addition, we include selected financial data from our statement of financial position as of December 31, 2018, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2018 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	September 30,(2)
	2018	2018	2019
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	Ps. 1,681,119	Ps. 1,272,719	Ps. 1,083,387
Operating income	367,400	281,290	182,048
Financing income	31,557	19,143	20,972
Financing cost	(120,727)	(84,044)	(102,657)
Derivative financial instruments (cost) income—Net	(22,259)	(14,786)	(24,788)
Exchange gain (loss)—Net	23,659	97,221	17,307
Net (loss) income for the period	(180,420)	(23,090)	(176,367)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	81,912	n.a.	68,170
Total assets	2,075,197	n.a.	2,031,117
Long-term debt	1,890,490	n.a.	1,775,429
Total long-term liabilities	3,086,826	n.a.	3,343,022
Total (deficit) equity	(1,459,405)	n.a.	(1,734,584)
Statement of Cash Flows
Depreciation and amortization	153,382	109,093	101,967
Acquisition of wells, pipelines, properties, plant and equipment (3)	(94,004)	(43,064)	(44,511)

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of September 30, 2019.

	As of September 30, 2019(1)(2)
	(millions of pesos or U.S. dollars)
Long-term leases(3)	Ps.	94,538	U.S. $	4,814
Long-term external debt		1,581,011		80,515
Long-term domestic debt		194,418		9,901

Total long-term debt(4)		1,775,429		90,416

Total long-term leases and long-term debt		1,869,967		95,230

Certificates of Contribution “A”(5)		478,675		24,377
Mexican Government contributions to Petróleos Mexicanos		43,731		2,227
Legal reserve		1,002		51
Accumulated other comprehensive result		(148,996)		(7,588)
Accumulated deficit from prior years		(1,933,107)		(98,446)
Net (loss) income for the period(6)		(175,765)		(8,951)

Total controlling interest		(1,734,459)		(88,329)
Total non-controlling interest		(125)		(6)

Total (deficit) equity		(1,734,584)		(88,335)

Total capitalization	Ps.	135,383	U.S. $	6,895

Note:	Numbers may not total due to rounding.
(1)

Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.6363 = U.S. $1.00 as of September 30, 2019. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)

As of September 30, 2019, there has been no material change in the capitalization of PEMEX since December 31, 2018, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report.

(3)	Total long-term leases does not include short-term leases of Ps. 7,359 million (U.S. $375 million) as of September 30, 2019.
(4)	Total long-term debt does not include short-term indebtedness of Ps. 180,868 million (U.S. $9,211 million) as of September 30, 2019.
(5)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
(6)	Excluding amounts attributable to non-controlling interests of Ps. 603 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Nine months ended September 30,(1)
	2018	2019(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 743,795	Ps. 619,052	U.S.$	31,526
Export	522,705	456,271		23,236
Services income	6,219	8,064		411

Total sales	1,272,719	1,083,387		55,173
Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	13,917	(7,649)		(390)
Cost of sales	874,894	802,544		40,870

Gross income	383,908	288,492		14,693
Other revenues—Net	16,681	8,794		448
Transportation and distribution expenses	17,852	16,179		824
Administrative expenses	101,447	99,059		5,045

Operating income	281,290	182,048		9,272
Financing income	19,143	20,972		1,068
Financing cost	(84,044)	(102,657)		(5,228)
Derivative financial instruments (cost)—Net	(14,786)	(24,787)		(1,262)
Foreign exchange gain—Net	97,221	17,306		881
Loss (profit) sharing in joint ventures and associates	2,237	(42)		(2)

Income before taxes, duties and other	301,061	92,840		4,729
Total taxes, duties and other	324,151	269,207		13,710

Net income (loss) for the period	(23,090)	(176,367)		(8,981)
Other comprehensive results for the period	(5,639)	(220,942)		(11,252)

Comprehensive result for the period	Ps. (28,729)	Ps. (397,309)	U.S.$	(20,233)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.6363 = U.S. 1.00 at September 30, 2019. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first nine months of 2019 as compared to the first nine months of 2018

Total Sales

Total sales decreased by 14.9% or Ps. 189.3 billion in the first nine months of 2019, from Ps. 1,272.7 billion in the first nine months of 2018 to Ps. 1,083.4 billion in the first nine months of 2019, mainly due to a 16.8% decrease in domestic sales, as further discussed below.

Domestic Sales

Domestic sales decreased by 16.8% in the first nine months of 2019, from Ps. 743.8 billion in the first nine months of 2018 to Ps. 619.0 billion in the first nine months of 2019, mainly due to decreases in the sales prices of gasoline, diesel, and liquefied petroleum gas. Domestic sales of petroleum products decreased by 14.6% in the first nine months of 2019, from Ps. 646.2 billion in the first nine months of 2018 to Ps. 551.7 billion in the first nine months of 2019, mainly due to a 7.1% decrease in the average price of gasoline and a 6.1% decrease in the average price of diesel. The sales volume of diesel, gasoline and fuel oil decreased 10.7%, 6.3% and 25.2%, respectively, in the first nine months of 2019 as compared to the same period in 2018, as a result of decreased demand, which in turn was primarily the result of an increase in average sales prices.

Domestic sales of natural gas decreased by 35.2% in the first nine months of 2019, from Ps. 35.8 billion in the first nine months of 2018 to Ps. 23.2 billion in the first nine months of 2019, mainly due to a 28.3% decrease in sales volume.

Domestic sales of liquefied petroleum gas (LPG) decreased by 39.4% in the first nine months of 2019, from Ps. 39.3 billion in the first nine months of 2018 to Ps. 23.8 billion in the first nine months of 2019, mainly as a result of a 34.0% decrease in its average sales price.

Export Sales

Export sales decreased by 12.7% in peso terms in the first nine months of 2019 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 522.7 billion in the first nine months of 2018 to Ps. 456.2 billion in the first nine months of 2019. This decrease was mainly due to a 9.3% decrease in the weighted average Mexican export crude oil price in the first nine months of 2019, compared to the first nine months of 2018. From January 1, 2018 to September 30, 2018, the weighted average Mexican export crude oil price was U.S. $62.97 per barrel, compared to U.S. $57.10 per barrel in the same period of 2019.

Crude oil and condensate sales decreased by 14.2%, from Ps. 387.2 billion in the first nine months of 2018 to Ps. 332.4 billion in the first nine months of 2019, and in U.S. dollar terms decreased by 15.2%, from U.S. $20.4 billion in the first nine months of 2018 to U.S. $17.3 billion in the first nine months of 2019. The weighted average price per barrel of crude oil exports in the first nine months of 2019 was U.S. $57.10, 9.3% lower than the weighted average price of U.S. $62.97 in the first nine months of 2018.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids decreased by 29.0%, from Ps. 40.7 billion in the first nine months of 2018 to Ps. 28.9 billion in the first nine months of 2019, primarily due to a decrease in the average sales price of fuel oil and naphtha.

For the nine-month period ended September 30, 2019, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 19.2548 to U.S. $1.00, compared to Ps. 19.0365 to U.S. $1.00 during the same period of 2018, representing a depreciation of the Mexican peso against the U.S. dollar by Ps. 0.2183 (or 1.1%), which had a favorable effect on our export sales of Ps. 2.3 billion.

Service Income

Service income increased by 30.6% in the first nine months of 2019, from Ps. 6.2 billion in the first nine months of 2018 to Ps. 8.1 billion in the first nine months of 2019, mainly as a result of an increase in transportation services provided by Pemex Industrial Transformation in 2019 and Pemex Logistics in 2018 to third parties.

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, properties, plant and equipment increased by Ps. 21.5 billion in the first nine months of 2019 as compared to the first nine months of 2018, from recognition of a net impairment of Ps. 13.9 billion as of September 30, 2018 to a net reversal of impairment of Ps. 7.6 billion as of September 30, 2019.

As of September 30, 2019, we recognized a net reversal of impairment, which was mainly due to (1) a net benefit of

Ps. 61.4 billion due to a greater volume of hydrocarbons in proven reserves, mainly in the Yaxché cash generating unit, (2) a reversal of impairment of Ps. 39.8 billion in the cash generating units of Pemex Logistics, mainly due to (i) a decrease in non-operating losses of 86.5%, from Ps. 27.5 billion as of September 30, 2018 to Ps. 3.7 billion as of September 30, 2019 and (ii) a decrease in the discount rate, from 13.55% at December 31, 2018 to 12.23% at September 30, 2019 and (3) a net reversal of impairment of Ps. 29.1 billion in the cash generating units of Pemex Industrial Transformation, mainly due to (i) an increase in processing of refined products and a decrease in residual products such as fuel oil, (ii) a favorable effect in the reference prices for the 2022 and 2023 projections; (iii) a decrease in the discount rate of cash generating units of refined products, petrochemicals and gas of 0.08%, 0.37% and 0.09%, respectively; and (iv) the appreciation of the peso against the U.S. dollar from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to a peso/U.S. dollar exchange rate of Ps. 19.6363 = U.S. $1.00 as of September 30, 2019. This net reversal of impairment was offset by an impairment of (1) Ps. 61.2 billion in the cash generating units of Pemex Exploration and Production, as a result of (i) a decrease in crude oil and gas prices of Ps. 82.9 billion related to the Cantarell, ATG, Chuc, Tsimin Xux and Burgos projects, (ii) a higher discount rate that had an impact of Ps. 35.9 billion, mainly in connection with the Yaxché cash generating unit and (iii) the effects of the appreciation of the peso against the U.S. dollar from a peso/U.S. dollar exchange rate of Ps. 19.6829 = U.S. $1.00 as of December 31, 2018 to a peso/U.S. dollar exchange rate of Ps. 19.6363 = U.S. $1.00 as of September 30, 2019 of Ps. 3.8. billion. See Note 13(d) to our unaudited condensed consolidated interim financial statements included herein.

As of September 30, 2018, we recognized a net reversal of impairment in the cash generating units of Pemex Exploration and Production of Ps. 10.3 billion, as a result of a reversal of impairment of Ps. 19.5 billion mainly due to (i) a 10.0% increase in the forward price of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.48 per barrel as of September 30, 2018 and (ii) improvements in the crude oil projects of Aceite Terciario del Golfo, Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino, Cuenca de Macuspana and Tamaulipas Constituciones projects. The foregoing was partially offset by an impairment of Ps. 9.2 billion in the Burgos, Cantarell, Chuc and Lakach projects, mainly due to (i) a 12.9% decrease in the price of gas, from U.S. $4.92 per million cubic feet as of December 31, 2017 to U.S. $4.29 per million cubic feet as of September 30, 2018, (ii) an increase in the discount rate of 1.9%, from 14.4% as of December 31, 2017 to 14.67% as of September 30, 2018 and (iii) a 4.9% appreciation of the peso against the U.S. dollar in the first nine months of 2018.

As of September 30, 2018, we also recognized a net reversal of impairment in the cash generating units of Pemex Industrial Transformation of Ps. 20.8 billion, primarily due to (i) higher prices than those previously forecasted at the beginning of the period, (ii) the appreciation of the peso against the U.S. dollar, from a peso-U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to a peso-U.S. dollar exchange rate of Ps. 18.8120 to U.S. $1.00 as of September 30, 2018, (iii) a 0.62% decrease in the discount rate of cash generating units of petrochemical products, partially offset by increases of 0.17% and 0.71% in the discount rate of cash generating units of refined and gas products, respectively and (iv) an increase in major maintenance of the refinery’s plants and a decrease in gas line.

As of September 30, 2018, we also recognized an impairment of Ps. 41.1 billion in the cash generating units of Pemex Logistics, primarily due to a decrease in the cash flows income compared to December 31, 2017 and an increase in the non-operational losses.

As of September 30, 2018, we recognized an impairment of Ps. 2.2 billion in the cash generating units of Pemex Fertilizers, primarily due to (i) a decrease in the operations of our productive plants, (ii) an increase in the price of raw material and (iii) the increase in the sale price being insufficient to cover the increase in operating costs.

In addition, as of September 30, 2018, we recognized an impairment of Ps. 1.7 billion in the cash generating units of P.M.I. Norteamérica, S.A. de C.V., due to our Cerro de la Pez flotel not being used as a result of a decrease in available projects in recent months. See Note 13 (d) to our unaudited condensed consolidated interim financial statements included herein.

Cost of Sales

Cost of sales decreased by 8.3%, from Ps. 874.9 billion in the first nine months of 2018 to Ps. 802.5 billion in the first nine months of 2019. This decrease was mainly due to (1) a decrease of Ps. 99.4 billion in import purchases, primarily Magna gasoline, Premium gasoline, diesel and natural gas, due to a decrease in the average prices of these products and a decrease in the volume of imports to meet demand in the domestic market and (2) a Ps. 15.7 billion decrease in taxes and duties on exploration and extraction of hydrocarbons resulting from lower average sales prices in the first nine months of 2019 compared to the first nine months of 2018. This decrease was partially offset by (1) a Ps. 24.4 billion increase resulting from a decrease in the cost valuation of the inventory, (2) a Ps. 11.5 billion increase in operating expenses and (3) Ps. 6.8 billion increase in the commercial activities of P.M.I. Comercio Internacional, S. A. de C. V., P.M.I. Norteamérica, S. A. de C. V., P.M.I. Trading DAC and Mex Gas Internacional, S. L. (which we refer to as the Trading Companies).

General Expenses

Total general expenses (including distribution, transportation, sales expenses and administrative expenses) decreased by 3.4%, from Ps. 119.3 billion for the first nine months of 2018 to Ps. 115.2 billion for the first nine months of 2019, mainly due to an decrease in operating expenses relating to personnel services.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps. 7.9 billion in the first nine months of 2019, from net revenues of Ps. 16.7 billion in the first nine months of 2018 to net revenues of Ps. 8.8 billion in the first nine months of 2019. This decrease was mainly due to the recognition in 2018 of income from contracts for participation rights in the Cárdenas-Mora, Misión, Santuario and Ogarrio blocks that was not present in the same period in 2019.

Financing Income

Financing income increased by Ps. 1.8 billion in the first nine months of 2019, from Ps. 19.1 billion in the first nine months of 2018 to Ps. 21.0 billion in the first nine months of 2019. This increase was mainly due to effects from the liability management transactions conducted in September 2019.

Financing Costs

Financing costs increased by Ps. 18.6 billion in the first nine months of 2019, from Ps. 84.0 billion in the first nine months of 2018 to Ps. 102.7 billion in the first nine months of 2019, mainly due to an increase in interest expenses, premium paid and amortized cost in the first nine months of 2019 as a result of the effects from the liability management transactions conducted in September 2019 and the recognition of interest of leases in 2019.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost) , net, increased by Ps. 10.0 billion, from a derivative financial instruments cost of Ps. 14.8 billion in the first nine months of 2018 to a derivative financial instruments cost of Ps. 24.8 billion in the first nine months of 2019, mainly as a result of the appreciation of the U.S. dollar against other currencies in which our debt is denominated.

Foreign Exchange Gain, Net

A substantial portion of our debt (86.7%) as of September 30, 2019 is denominated in foreign currency. Foreign exchange income decreased by Ps. 79.9 billion, from a foreign exchange income of Ps. 97.2 billion in the first nine months of 2018 to a foreign exchange income of Ps. 17.3 billion in the first nine months of 2019, primarily as a result of the lower appreciation of the peso against the U.S. dollar for the first nine months of 2019 as compared to the first nine months of 2018. The value of the peso in U.S. dollar terms appreciated by 4.93% from Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to Ps. 18.8120 to U.S. $1.00 as of September 30, 2018, as compared to a 0.2% appreciation of the peso in U.S. dollar terms from Ps. 19.6829 to U.S. $1.00 as of December 31, 2018 to Ps. 19.6363 to U.S. $1.00 as of September 30, 2019.

Taxes, Duties and Other

The profit-sharing duty and other duties and taxes paid decreased by 17.0% in the first nine months of 2019, from Ps. 324.2 billion in the first nine months of 2018 to Ps. 269.2 billion in the first nine months of 2019, mainly due to the 9.3% decrease in the weighted average export price of Mexican crude oil, from U.S. $ 62.97 per barrel in the first nine months of 2018 to U.S. $57.10 per barrel in the first nine months of 2019. Duties and taxes represented 24.8% and 25.5% of total sales in the first nine months of 2019 and 2018, respectively.

Net Income/Loss

In the first nine months of 2019, we had a net loss of Ps. 176.4 billion, as compared to a net loss of Ps. 23.1 billion in the first nine months of 2018.

This increase in net loss was mainly the result of (1) a Ps. 189.3 billion decrease in total sales, mainly due to a decrease in prices of gasoline and diesel and a decrease in the volume of Mexican crude oil exports, (2) a Ps. 79.9 billion decrease in foreign exchange gain, mainly due to the lower appreciation of the peso against the U.S. dollar, (3) a Ps. 11.5 billion increase in operating expenses and (4) a Ps. 18.6 billion increase in financing cost and Ps. 10.0 billion in derivative financial instruments.

These effects were partially offset by (1) a Ps. 99.4 billion decrease in purchases for resale, mainly due to a decrease in gasoline, diesel and natural gas imports, (2) a Ps. 21.5 billion decrease in net impairment of wells, pipelines, properties, plant and equipment and (3) a Ps. 54.9 billion decrease in taxes and duties, mainly due to a decreases in hydrocarbon production and prices.

Other Comprehensive Results

In the first nine months of 2019, we reported a net loss of Ps. 220.9 billion in other comprehensive results as compared to net income of Ps. 5.6 billion in the first nine months of 2018, mainly due to an increase in the employee benefits reserve as a result of a lower discount rate and expected rate of return on plan assets used in the actuarial computation method.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2018 to September 30, 2019

Assets

Cash and cash equivalents decreased by Ps. 13.7 billion, or 16.7%, in the first nine months of 2019, from Ps. 81.9 billion as of December 31, 2018 to Ps. 68.2 billion as of September 30, 2019, mainly due to an increase in payments to suppliers and contractors and payments on our debt instruments and taxes.

Accounts receivable, net, increased by Ps. 7.3 billion, or 4.4%, in the first nine months of 2019, from Ps. 167.1 billion as of December 31, 2018 to Ps. 174.4 billion as of September 30, 2019, mainly due to (i) a Ps. 8.8 billion increase in accounts receivable from sundry debtors, mainly in the form of reimbursements for fees charged for customs related services and (ii) a Ps. 1.5 billion increase in accounts receivable from sales to domestic customers.

The current portion of our promissory notes decreased by Ps. 33.4 billion, or 87.4% in the first nine months of 2019, from, Ps. 38.2 billion as of December 31, 2018 to Ps. 4.8 billion as of September 30, 2019, mainly due to payments of the current portion of four promissory notes with original maturities ranging from 2039 to 2042.

Wells, pipelines, properties, plant and equipment, net, decreased by Ps. 70.3 billion, or 5.0%, in the first nine months of 2019 mainly due to (i) Ps. 102.0 billion in depreciation, (ii) Ps. 1.2 billion of disposals of wells, pipelines, properties, plant and equipment, (iii) the recognition of a reversal of impairment of Ps. 7.6 billion and (iv) the recognition of right-of-use assets in the amount of Ps. 23.9 billion pursuant to the implementation of the new accounting standard IFRS 16 “Leases” (IFRS 16). This decrease was partially offset by Ps. 49.2 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 13 to our unaudited condensed consolidated interim financial statements included herein.

As of January 1, 2019, we applied IFRS 16. As a result of the initial adoption of this standard, we recognized Ps. 87.3 billion of right-of-use assets as of September 30, 2019. See Note 4 to our unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments decreased by Ps. 9.9 billion in the first nine months of 2019, from Ps. 22.4 billion as of December 31, 2018 to Ps. 12.5 billion as of September 30, 2019, mainly due to the decrease in the value of favorable cross-currency swaps by the appreciation of the U.S. dollar against most of the currencies for which we are covered, as well as a decrease in the value of crude oil options and currency options.

Liabilities

Total debt, including accrued interest, decreased by Ps. 126.0 billion, or 6.1%, from Ps. 2,082.3 billion as of December 31, 2018 to Ps. 1,956.3 billion as of September 30, 2019, mainly due to the impact of the 0.2% appreciation of the peso against the U.S. dollar in the first nine months of 2019 and the reclassification of financial leases to separate line items—short-term leases and long-term leases—pursuant to the adoption of IFRS 16.

Liabilities to suppliers and contractors decreased by Ps. 25.1 billion, or 16.8%, from Ps. 149.8 billion as of December 31, 2018 to Ps. 124.7 billion as of September 30, 2019, mainly due to payments made in the period.

Taxes and duties payable decreased by Ps. 20.6 billion, or 31.5%, in the first nine months of 2019, from Ps. 65.3 billion as of December 31, 2018 to Ps. 44.7 billion as of September 30, 2019, mainly due to a Ps. 9.1 billion decrease in the Derecho por la Utilidad Compartida (Profit-sharing Duty) and a Ps. 11.0 billion decrease in the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS Tax) on the sale of automotive fuels due to the decrease in automotive fuel sales.

Derivative financial instruments liabilities increased by Ps. 11.0 billion, or 69.2%, in the first nine months of 2019, from Ps. 15.9 billion as of December 31, 2018 to Ps. 26.9 billion as of September 30, 2019. This increase was mainly due to the increase in the fair value of cross-currency swaps.

Employee benefits liabilities increased by Ps. 279.2 billion, or 25.8%, in the first nine months of 2019, from Ps. 1,080.5 billion as of December 31, 2018 to Ps. 1,359.7 billion as of September 30, 2019. This increase was mainly due to the recognition of the increased net cost for the period.

As of January 1, 2019, we applied IFRS 16 and recognized short-term leases and long-term leases in the amount of Ps. 101.9 billion as of September 30, 2019. See Note 4 to our unaudited condensed consolidated interim financial statements included herein.

Equity (Deficit), Net

Deficit, net, increased by Ps. 275.2 billion, or 18.9%, from a deficit of Ps. 1,459.4 billion as of December 31, 2018 to a deficit of Ps. 1,734.6 billion as of September 30, 2019. This increase in deficit was mainly due to Ps. 175.8 billion in net loss and Ps. 220.9 billion in other comprehensive loss, including currency translation effect and employee benefits actuarial losses for the first nine months of 2019, partially offset by a Ps. 122.1 billion increase in Certificates of Contribution “A” from the Mexican Government as of September 30, 2019.

Liquidity and Capital Resources

Overview

During the first nine months of 2019, our liquidity position was adversely affected mainly due to the increase in our short-term debt due to the transfer from long-term debt. This negative impact to our liquidity position was offset by an increase in accounts receivable due to the increase in oil prices in the first quarter of 2019 compared to oil prices in the same period of 2018 and a decrease in the balance of accounts payable to suppliers in the first nine months of 2019 due to payments made by us.

Our principal uses of new funds in the first nine months of 2019 were primarily the payment of debt maturities due during the same period and strengthening our cash flow through the actions listed below. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 891.5 billion. During the first nine months of 2019, our net cash flow from operating activities amounted to Ps. 62.5 billion and our net cash flow used in investing activities amounted Ps. 60.3 billion, which included cash flow from investing activities of Ps. 14.7 billion (other notes receivable) and cash flow used in investing activities of Ps. 75.1 billion, mainly in the acquisition of wells, pipelines, properties, plant and equipment and intangible assets.

For 2020, we forecasted a 65.0% increase in capital expenditures as compared to the amounts spent on capital expenditures in 2019. Our budget for 2020 includes a total of Ps. 332.6 billion for capital expenditures, including non-capitalizable maintenance. Our capital expenditures budget net of non-capitalizable maintenance is Ps. 238.5 billion. We expect to direct Ps. 175.7 billion (or 73.7% of our total capital expenditures net of non-capitalizable maintenance) to exploration and production programs in 2020. This investment in exploration and production activities reflects our focus to meet production goals through exploration and development activities, increasing hydrocarbon reserves through new discoveries and reclassifications and managing the decline in field production by focusing our exploration and production activities in areas where we have greater experience and higher historical success. In addition, in 2020 we expect to direct Ps. 58.2 billion (or 24.4% of our total capital expenditures net of non-capitalizable maintenance) to our industrial transformation segment. In this regard, we intend to improve our efficiency and performance by focusing on the repair and maintenance of our six existing fuel refineries in order to stabilize operations and increase the utilization of the installed capacity. We also intend to continue the development of a new refinery located in Dos Bocas, Paraiso, Tabasco, in order to expand our processing capacity. With this budget, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2020.

As of September 30, 2019, we owed our suppliers Ps. 124.7 billion, as compared to Ps. 149.8 billion as of December 31, 2018. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2020 because, in collaboration with the Mexican Government, we have begun to implement initiatives intended to help us meet our working capital needs, continue to service our debt as it comes due and improve our capital expenditure programs, as further described below:

•	Our New Business Plan. On July 16, 2019, we announced our business plan for 2019 through 2023, which we refer to as our 2019-2023 Business Plan. The 2019-2023 Business Plan is described below.

•

Government Support. The Mexican Government has announced that, as part of its Programa de Fortalecimiento de Petróleos Mexicanos (Strengthening Program for Petróleos Mexicanos), it would provide a support program to help improve our financial position and increase our production and, in turn, our profitability. In particular, the Strengthening Program for Petróleos Mexicanos includes capital injections, Ps. 34.9 billion in prepayment of promissory notes receivable to help pay our pension liabilities, a reduction of our tax burden and expected additional revenues that would result from a reduction in the illicit market in fuels as a result of government measures against the illicit market in fuels. In connection with this program, from January 1, 2019 to the date hereof, the Mexican Government made an equity contribution to Petróleos Mexicanos, which was recognized as an increase in Certificates of Contribution “A”. On May 13, 2019, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) announced that it would increase the fiscal incentives available to us in 2019, which are expected to reduce our tax burden for this fiscal year by approximately Ps. 30.0 billion. On September 11, 2019, Petróleos Mexicanos received a Ps. 122.1 billion equity capital contribution from the Mexican Government, which we used to reduce our overall indebtedness and manage the maturity profile of our debt.

•

Modified Financing Strategy. We intend to continue our strategy of decreased reliance on debt financing and we expect further liability management transactions in 2019 will allow us to improve the terms of our outstanding debt, in line with our objective of reducing our net debt. As part of this strategy, we entered into a commitment letter with financial institutions on May 13, 2019 to renew and refinance lines of credit with maturity dates in 2019 and early 2020. The commitment letter contemplates refinancing of our existing lines of credit in an aggregate amount of U.S $8.0 billion. In addition, we consummated liability management transactions in September and October 2019 in order to help reduce our overall indebtedness and manage the maturity profile of our debt.

•	Crude Oil Hedge Program. We continue to carry out our crude oil hedge program in order to partially protect our cash flows from decreases in the price of Mexican crude oil.

•	No Payment of Dividend. The Mexican Government announced that we were not required to pay a state dividend in 2019.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 (the Federal Revenue Law for the Fiscal Year 2020) applicable to us as of January 1, 2020 provides for the incurrence of up to Ps. 34.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Relatively low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations in 2019, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2020.

As of September 30, 2019, our total indebtedness, including accrued interest, was Ps. 1,956.3 billion (U.S. $99.6 billion), in nominal terms, which represents a 6.1% decrease in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,082.3 billion (U.S. $105.8 billion) as of December 31, 2018. As of September 30, 2019, 23.2% of our existing debt, or Ps. 454.3 billion (U.S. $23.1 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital deteriorated from a negative working capital of Ps. 54.7 billion (U.S. $2.8 billion) as of December 31, 2018 to a negative working capital of Ps. 93.7 billion (U.S. $4.8 billion) as of September 30, 2019. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, as discussed above.

Certain rating agencies have expressed concerns regarding (1) our heavy tax burden; (2) the total amount of our debt and the ratio of our debt to our proven reserves; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,359.7 billion (U.S. $69.2 billion) and Ps. 1,080.5 billion (U.S. $54.9 billion) as of September 30, 2019 and

December 31, 2018, respectively; (7) the persistence of our operating expenses amid declines in oil prices; (8) the possibility that our budget for capital expenditures will be insufficient to maintain and exploit reserves and (9) the involvement of the Mexican Government in our strategy, financing and management. On March 4, 2019, Standard and Poor’s announced the revision of the outlook for our credit ratings from stable to negative and affirmed our global foreign currency credit rating as BBB+ and our global local currency rating as A-. On June 6, 2019, Moody’s Investors Service announced the revision of its outlook for our global local currency credit rating from stable to negative and affirmed our global foreign currency rating as Baa3 and our global local currency credit rating as Aa3. On June 6, 2019, Fitch Ratings lowered our credit rating from BBB- to BB+ (one step below investment grade) in both global local and global foreign currency and affirmed the outlook for our credit ratings as negative.

Any further lowering of our credit ratings may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to operate our business and meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Note 2(c) to our unaudited condensed consolidated interim financial statements included herein, there exists substantial doubt about our ability to continue as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2(c) to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New Business Plan

On July 16, 2019, we announced our 2019-2023 Business Plan. The 2019-2023 Business Plan was approved by the Board of Directors of Petróleos Mexicanos. The 2019-2023 Business Plan describes, among other things, the proposed foundations for our modernization, which are intended to increase our competitiveness and improve our long-term financial viability, while addressing structural issues related to our fiscal burden and level of indebtedness.

The 2019-2023 Business Plan sets forth certain objectives we hope to achieve with respect to our operations. We intend to accelerate and increase the development of oil and gas reserves and to increase hydrocarbons production both in newly discovered reservoirs and fields currently in operation. For newly discovered reservoirs, we plan to increase production by focusing on easy-to-access shallow waters and terrestrial areas, as well as working to reduce the time between discovery and first production. For fields currently in operation, we intend to increase production by developing new wells and undertaking major repairs. The 2019-2023 Business Plan also contemplates the gradual expansion of our refining capacity for fuel and petrochemical production through, among other things, increased investment in the rehabilitation of the National Refining System and the construction of a new refinery in Dos Bocas, Tabasco. We believe that this increase in investment supports the gradual recovery of domestic crude oil processing in the coming years. Furthermore, we plan to develop our transportation, storage and distribution infrastructure with the aim of accommodating our planned production growth, to update measuring, monitoring and quality control systems relating to pipeline transport and storage terminals and to continue our work to reduce product loss and infrastructure damages relating to fuel theft. Finally, the 2019-2023 Business Plan proposed to encourage the participation of the private sector in our operations through long-term service contracts for oil production (contratos de servicios de largo plazo para la producción del petróleo, or CSIEEs), which will be incentive-based and have terms between 15 and 25 years. CSIEE contracts are expected to replace farm-outs as a vehicle for private sector involvement, although existing farm-out arrangements will be maintained for the duration of their respective terms.

The 2019-2023 Business Plan also sets forth certain objectives relating to our financial position. It describes our intent not to increase our net indebtedness over the period covered by the plan by relying on revenues generated from increased production throughout the value chain and reducing our reliance on external sources of financing. Through this strategy and the achievement of our operational objectives, our goal is to generate a financial balance surplus by 2021. Following the achievement of a financial balance surplus, the 2019-2023 Business Plan contemplates the gradual reduction of our net indebtedness. For more information on our financial balance goal, see “Item 4—Information on the Company—General Regulatory Framework” in the Form 20-F.

The Mexican Government has announced it plans to support the objectives set forth in the 2019-2023 Business Plan by reducing our tax burden and providing capital contributions. The Mexican Government plans to reduce the Derecho por la Utilidad Compartida (Profit-Sharing Duty), the most significant tax we pay, from 65% to 54% by 2021. We intend to invest the tax savings resulting from this adjustment in the exploration and production activities described above. In addition, the Mexican Government has announced it plans to make capital contributions to PEMEX. See “Liquidity and Capital Resources—Overview—Government Support” above.

Cash Flows from Operating, Investing and Financing Activities

During the first nine months of 2019, net funds derived from operating activities totaled Ps. 77.2 billion, as compared to Ps. 87.4 billion in the first nine months of 2018. During the first nine months of 2019, our net cash flows used in investing activities totaled Ps. 75.0 billion, as compared to net cash flows used in investing activities of Ps. 55.1 billion in the first nine months of 2018. During the first nine months of 2019, new financings totaled Ps. 891.5 billion and payments of principal and interest totaled Ps. 1,061.8 billion, as compared to Ps. 633.2 billion and Ps. 669.6 billion, respectively, during the first nine months of 2018. During the first nine months of 2019, we applied net funds of Ps. 44.5 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 43.1 billion in the first nine months of 2018.

As of September 30, 2019, our cash and cash equivalents totaled Ps. 68.2 billion, as compared to Ps. 81.9 billion as of December 31, 2018. See Note 8 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2019 and December 31, 2018.

	As of
	September 30, 2019		December 31, 2018
	(millions of pesos)
Borrowing base under lines of credit	Ps.	24,246	Ps.	152,170
Cash and cash equivalents		68,170		81,912

Liquidity	Ps.	92,316	Ps.	235,082

Our lines of credit are fully committed and accordingly available at any time.

The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2019 and 2018:

	For the nine-month period ended September 30,
	2019		2018
	(millions of pesos)
Net cash flows from operating activities	Ps.	77,156	Ps.	87,380
Net cash flows (used in) investing activities		(75,044)		(55,051)
Net cash flows (used in) financing activities		(17,982)		(36,323)
Effect of change in cash value		2,128		(5,741)

Net increase (decrease) in cash and cash equivalents	Ps.	(13,742)	Ps.	9,735

Note: Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 1, 2019 to January 16, 2020, Petróleos Mexicanos participated in the following financing activities:

•	On June 28, 2019, Petróleos Mexicanos entered into a U.S. $5.5 billion revolving credit facility due 2024 and a U.S. $2.5 billion term loan facility due 2024.

•	On July 29, 2019, Petróleos Mexicanos entered into a credit line in the amount of U.S. $206.9 million due 2028.

•	From September to October 2019, Petróleos Mexicanos conducted financing and liability management transactions pursuant to which:

On September 23, 2019, Petróleos Mexicanos issued the following debt securities under its U.S. $102,000,000,000 Medium-Term Notes Program, Series C: (1) U.S. $1,250,000,000 6.490% Notes due 2027; (2) U.S.$3,250,000,000 6.840% Notes due 2030; and (3) U.S.$3,000,000,000 7.690% Bonds due 2050. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

On September 23, 2019, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased (1) U.S.$491,803,000 aggregate principal amount of its outstanding 6.000% Notes due 2020; (2) U.S.$242,511,000 aggregate principal amount of its outstanding 3.500% Notes due 2020; (3) U.S.$1,897,615,000 aggregate principal amount of its outstanding 5.500% Notes due 2021; (4) U.S.$883,977,000 aggregate principal amount of its outstanding 6.375% Notes due 2021; (5) U.S.$17,316,000 aggregate principal amount of its outstanding 8.625% Bonds due 2022; (6) U.S.$96,970,000 aggregate principal amount of its outstanding Floating Rate Notes due 2022; (7) U.S.$235,177,000 aggregate principal amount of its outstanding 5.375% Notes due 2022; (8) U.S.$361,601,000 aggregate principal amount of its outstanding 4.875% Notes due 2022; (9) U.S.$344,853,000 aggregate principal amount of its outstanding 3.500% Notes due 2023; and (10) U.S.$433,946,000 aggregate principal amount of its outstanding 4.625% Notes due 2023.

On September 27, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged U.S. $940,618,000 aggregate principal amount of its outstanding 4.875% Notes due 2022, U.S. $53,310,000 aggregate principal amount of its outstanding 8.625% Bonds due 2022, U.S. $334,442,000 aggregate principal amount of its outstanding Floating Rate Notes due 2022, U.S. $654,668,000 aggregate principal amount of its outstanding 5.375% Notes due 2022, U.S. $389,985,000 aggregate principal amount of its outstanding 3.500% Notes due 2023, U.S. $612,735,000 aggregate principal amount of its outstanding 4.625% Notes due 2023, U.S. $58,982,000 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023, U.S.$466,787,000 aggregate principal amount of its outstanding 4.875% Notes due 2024, U.S. $208,769,000 aggregate principal amount of its outstanding 4.250% Notes due 2025, U.S. $1,439,479,000 aggregate principal amount of its outstanding 6.500% Bonds due 2041, U.S. $730,486,000 aggregate principal amount of its outstanding 5.500% Bonds due 2044, U.S. $1,439,519,000 aggregate principal amount of its outstanding 6.375% Bonds due 2045 and U.S. $277,215,000 aggregate principal amount of its outstanding 5.625% Bonds due 2046 for U.S. $1,102,232,000 aggregate principal amount of its new 6.490% Notes due 2027, U.S. $1,163,586,000 aggregate principal amount of its new 6.840% Notes due 2030 and U.S. $5,065,788,000 aggregate principal amount of its new 7.690% Bonds due 2050.

On October 11, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged U.S. $7,698,000 aggregate principal amount of its outstanding 4.875% Notes due 2022, U.S. $10,000 aggregate principal amount of its outstanding 8.625% Bonds due 2022, U.S. $120,000 aggregate principal amount of its outstanding Floating Rate Notes due 2022, U.S. $500,000 aggregate principal amount of its outstanding 5.375% Notes due 2022, U.S. $4,247,000 aggregate principal amount of its outstanding 3.500% Notes due 2023, U.S. $3,050,000 aggregate principal amount of its outstanding 4.625% Notes due 2023, U.S. $20,000 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023, U.S. $595,000 aggregate principal amount of its outstanding 4.875% Notes due 2024 and U.S. $273,000 aggregate principal amount of its outstanding 4.250% Notes due 2025 for U.S.$8,198,000 aggregate principal amount of its new 6.490% Notes due 2027, U.S. $7,245,000 aggregate principal amount of its new 6.840% Notes due 2030 and U.S. $617,000 aggregate principal amount of its new 7.690% Bonds due 2050.

•

On December 23, 2019, Petróleos Mexicanos issued Ps. 5,100.4 million aggregate principal amount of Certificados Bursátiles due 2024 at a rate linked to the TIIE plus 1%. These Certificados Bursátiles were issued under Petróleos Mexicanos’ Ps. 100,000,000,000 or Unidades de Inversión (or UDI) equivalent Certificados Bursátiles Program. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

During the period from May 1, 2019 to January 16, 2020, Holdings Holland Services, B.V. (formerly P.M.I. Holdings B.V.), as debtor, obtained U.S. $19,106 million in financing from its revolving credit lines and repaid U.S. $ 18,512 million. As of April 30, 2019, the outstanding amount under these revolving credit lines was U.S. $705 million. As of January 16, 2020, the outstanding amount was U.S. $1,299 million.

As of September 30, 2019, and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2018		2019		Change	%
Operating Highlights
Production
Crude oil (tbpd)(1)		1,836		1,659	(177)	(9.6)
Natural gas (mmcfpd)(2)		3,871		3,664	(208)	(5.4)
Petroleum products (tbpd)		667		637	(30)	(4.5)
Dry gas from plants (mmcfpd)		2,441		2,300	(141)	(5.8)
Natural gas liquids (tbpd)		247		220	(27)	(10.7)
Petrochemicals (tt)		2,067		1,979	(88)	(4.3)

Average crude oil exports (tbpd)(3)
Olmeca		n.a.		n.a.	n.a.	n.a.
Isthmus		n.a.		n.a.	n.a.	n.a.
Maya		1,181		1,052	(129)	(10.9)

Total		1,181		1,052	(129)	(10.9)

Value of crude oil exports (value in millions of U.S. dollars)(3)	U.S. $	7,196.42	U.S. $	5,236.25	(1,960.17)	(27.2)

Average PEMEX crude oil export prices per barrel(4)
Olmeca		n.a.		n.a.	n.a.	n.a.
Isthmus		n.a.		n.a.	n.a.	n.a.
Maya		66.34		54.13	(12.20)	(18.4)

Weighted average price(5)	U.S. $	66.34	U.S. $	54.13	(12.20)	(18.4)

West Texas Intermediate crude oil average price per barrel(6)	U.S. $	70.21	U.S. $	56.86	(13.35)	(19.0)

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)	Does not include condensates.
(2)	Does not include nitrogen.
(3)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of September 30, 2019.
(4)	Average price during period indicated based on billed amounts.
(5)	On January 16, 2020, the weighted average price of PEMEX’s crude oil export mix was U.S. $ 57.10 per barrel.
(6)	On January 16, 2020, the West Texas Intermediate crude oil spot price was U.S. $ 58.54 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 9.6% in the first nine months of 2019, from 1,836 thousand barrels per day in the first nine months of 2018 to 1,659 thousand barrels per day in the first nine months of 2019. This decrease was mainly due to:

•

a 16.3% reduction in production of light crude oil, primarily due to oil-water contact at the Xanab and Kuil fields and a natural decline in production of mature fields and increased water fractional flow of wells at certain fields in the Southeastern Marine regions and the shallow water fields.

•

a 33.6% reduction in production of extra light crude oil, primarily due to the increased inflow of water at the Xux, Tsimin and Ixtal fields and a natural decline in production of mature fields and increased water fractional flow of wells at certain fields in the Southeastern Marine region and the shallow water fields .

During the first nine months of 2019, natural gas production decreased by 5.4%, from 3,871 million cubic feet per day in the first nine months of 2018 to 3,664 million cubic feet per day in the same period of 2019. This decrease in production was primarily a result of a 3.6% decrease in associated gas production, primarily due to decrease well performance at the Yaxché, Tsimin-Xux, and Chuc business units and a 10.2% decrease in non-associated gas production during this period, mainly due to an accelerated decline in production at the Burgos business unit and the reallocation or resources to crude oil production assets in the northern fields.

Production of petroleum products decreased by 4.5% in the first nine months of 2019, from 667 thousand barrels per day in the first nine months of 2018 to 637 thousand barrels per day in the first nine months of 2019 of which 207 thousand barrels per day were gasoline, 134 thousand barrels per day were diesel, 29 thousand barrels per day were jet fuel and 266 thousand barrels per day were other products. Despite this general decline in production of petroleum products, production of distillates in the Minatitlan and Madero refineries increased by 39 thousand barrels per day and 12 thousand barrels per day, respectively, during the first nine months of 2019 as compared to the same period of 2018.

During the first nine months of 2019, dry gas production was 2,300 million cubic feet per day (MMcfd), as a result of the stabilization in the sour wet gas received from Pemex Exploration and Production and operational efficiency actions. Similarly, a stable performance was seen in the production of natural gas liquids with a volume of 220 thousand barrels per day in the first nine months of 2019.

The production of petrochemical products decreased to 88 thousand tons, a 4.3% decrease as compared to the first nine months of 2018, primarily due to the following:

•	a 313 thousand ton decrease in methane and ethane derivatives due to the suspension of the supply of raw materials (natural gas) in the first nine months of 2019;

•	a 10 thousand ton decrease in production of propylene, mainly due to lower ethylene processing at the Morelos and Cangrejera Complexes; and

•	a 72 thousand ton reduction in sulfur production, as a result of operational failures in sulfur plants at the Cactus Processing Complex.

This decrease in production of petrochemical products was offset in part by a 326 thousand ton increase in aromatics and derivatives chain production, mainly due to stable operation of the aromatics train at the Cangrejera Petrochemical Complex during the first nine months of 2019.

Exploration and Production

On June 11, 2019, we received approval from the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission, or CNH) to drill an ultra-deepwater well in the Perdido Fold Belt. We currently intend to spend approximately U.S.$ 106 million over four years on this project, with drilling planned for the second quarter of 2021.

On July 17, 2019, we announced that we would not seek private partners for the joint development of several onshore farm-outs and cancelled the auction scheduled for October 2019. We will instead award service contracts to develop 20 shallow-water and onshore fields.

On July 3, 2019, we announced that we had assigned 67% of Pemex Exploration and Production’s budget to the exploration and development in the shallow waters region and the shores of Tabasco. We plan to drill 50 wells, 20 of which are already in the process of being drilled or finished as of the date hereof.

On December 6, 2019, we announced the discovery of the onshore Quesqui crude oil field in the state of Tabasco. As of the date of this report, additional studies relating to the hydrocarbons contained in this field are ongoing.

Legal Proceedings

Government and Internal Investigations

The Auditoría Superior de la Federación (Superior Audit Office of the Federation, or the ASF), annually reviews the Cuenta Pública (Public Account) of Mexican Government entities, including Petróleos Mexicanos and our subsidiary entities. This review focuses mainly on the entities’ compliance with budgetary benchmarks and budget and accounting laws. The ASF prepares reports of its observations based on this review. The reports are subject to our analysis and, if necessary, our clarification and explanation of any issues raised during the audit. Discrepancies in amounts spent may subject our officials to legal sanctions. However, in most instances, any observed issues are clarified and disposed of.

The Liabilities Unit at Petróleos Mexicanos, which is part of the Secretaría de la Función Pública (Ministry of Public Function, or the SFP), is responsible for receiving complaints and investigating violations of the General Law of Administrative Liabilities, as well as imposing administrative penalties in accordance with the law. The Liabilities Unit at Petróleos Mexicanos provides public information regarding the most recent investigations and administrative proceedings against employees and former employees.

We are involved in investigations by Mexican, U.S. and other government authorities from time to time, including recent investigations relating to Odebrecht, S.A., Grupo Fertinal, S.A. de C.V. and Agro Nitrogenados, S.A. de C.V. As a policy we cooperate with government authorities in connection with such investigations. In addition, we periodically entrust ad hoc internal investigations to evaluate our compliance with applicable law and regulations. The scope of each internal investigation is determined by our management. Upon the conclusion of each investigation, the findings may be used to improve our compliance programs.

The SFP conducts administrative reviews and, in the past, it and other government entities have brought proceedings against our senior managers and employees for activities detrimental to our business. Although we have adopted measures to identify, monitor, mitigate and remediate such actions, we are subject to the risk that our management, employees, contractors or any person doing business with us may engage in fraudulent activity, corruption or bribery, circumvent or override our internal controls and procedures or misappropriate or manipulate our assets for their personal benefit or of third parties. This risk is heightened by the fact that we have a large number of complex, valuable contracts with local and foreign third parties. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are subject to Mexican and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition” in the Form 20-F.

Civil Actions

On November 28, 2019, the Vigésimo Primero Tribunal Colegiado en Materia Administrativa del Primer Circuito (Twenty First Administrative Joint Court of the First Circuit) issued a resolution denying an amparo filed by the Ejido Tepehuaje related to an administrative claim filed against Pemex Industrial Transformation in 2015 seeking Ps. 2,094.2 million in damages due to a hydrocarbon spill on their land. As of the date of this report, this claim has concluded.

On October 18, 2019, Pemex Exploration and Production was summoned in connection with an administrative claim (91/19-16-01-9) before the Sala Regional Peninsular (Peninsular Regional Court) of the Tribunal Federal de Justicia Administrativa (Federal Administrative Court of Justice) in Mérida, Yucatán by PICO MEXICO SERVICIOS PETROLEROS S. de R.L. de C.V. seeking U.S.$ 137.3 million for, among other things, damages related to a resolution dated November 20, 2018 to terminate an agreement executed between the parties. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. As of the date of this report an estimate cannot be made a final resolution is still pending.

Directors and Executive Officers

On June 20, 2019, the Senate ratified Mr. Francisco José Garaicochea y Petrirena as an independent member to the Board of Directors of Petróleos Mexicanos appointed by the President of Mexico. Mr. Garaicochea y Petrirena’s term will end on September 18, 2020. He is replacing Mr. Carlos Elizondo Mayer-Serra, who resigned on April 30, 2019.

On September 12, 2019, the Senate ratified Mr. Rafael Espino de la Peña, as an independent member to the Board of Directors of Petróleos Mexicanos appointed by the President of Mexico. Mr. Espino de la Peña’s term will end on February 23, 2022. He is replacing Ms. María Teresa Fernández Labardini, who resigned in March, 2019.

Following the expiration of Mr. Juan José Paullada Figueroa’s initial term as an independent member in September 17, 2019, Mr. Paullada Figueroa was ratified by the Senate on October 1, 2019 to an additional five-year term.

On October 8, 2019, Mr. Humberto Domingo Mayans Canabal was appointed by the President of Mexico as an independent member to the Board of Directors of Petróleos Mexicanos. Mr. Mayans Canabal’s term will end on September 28, 2022. He is replacing Mr. Octavio Francisco Pastrana Pastrana, who resigned in April 2019.

Effective July 1, 2019, Ms. Luz María Zarza Delgado was appointed by the Board of Directors of Petróleos Mexicanos as General Counsel of Petróleos Mexicanos.

Employees

Effective August 1, 2019, Petróleos Mexicanos and the Sindicato de Trabajadores de la República Mexicana (the Petroleum Workers’ Union of the Mexican Republic) amended their collective bargaining agreement. The amended agreement provides for a 3.37% increase in wages and a 1.80% increase in benefits, and will regulate their labor relations until July 31, 2020.

Transportation and Distribution

On July 1, 2019, a pipeline carrying liquefied petroleum gas exploded in the municipality of Celaya in the State of Guanajuato. Two people were injured as a result of the explosion, which was caused by an accidental perforation by excavation equipment.

On August 2, 2019, a gas pipeline leak led authorities to evacuate approximately 2,000 people from the municipality of Nextlalpan, Mexico State. The pipeline leak was the result of illicit fuel theft.

Cybersecurity

Our operations are supported by our information technology systems and therefore, cybersecurity plays a key role in protecting our operations. Cyber-threats and cyber-attacks are becoming increasingly sophisticated, coordinated and costly, and could be targeted at our operations or information systems. Accordingly, we have established an information security policy in order to help us to prevent, detect and correct vulnerabilities.

On November 10, 2019, we detected a ransomware cyber-attack that targeted certain computer software applications. The cyber-attack did not affect the operational continuity of our business. Following the cyber-attack and in accordance with our protocols, we implemented remedial measures intended to contain the extent of the attack and preserve the integrity of our proprietary information. We have also undertaken an investigation to identify the source and nature of the cyber-attack and identify the full extent of its impact. See “Item 3—Key Information—Risk Factors—Risk Factors Related to Our Operations—We are an integrated oil and gas company and are exposed to production, equipment and transportation risks, criminal acts, blockades to our facilities, cyber-attacks, failure in our information technology system and deliberate acts of terror that could adversely affect our business, results of operations and financial condition” in the Form 20-F.

Code of Ethics

On November 26, 2019, the Board of Directors of Petróleos Mexicanos approved and issued a new Code of Ethics for Petróleos Mexicanos, its productive subsidiary entities and affiliates, (Código de Ética para Petróleos Mexicanos, sus empresas productivas subsidiarias y empresas filiales), a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics applies to all our employees, including our Director General, our Chief Financial Officer, our chief accounting officer and all other employees performing similar functions, as well as other individuals and companies who act on behalf of the company whose actions may affect our reputation. The Code of Ethics along with the Code of Conduct and Anticorruption policy, among other internal compliance policies, is a relevant component of an ethical and integrity program aimed at preventing and eradicating corruption in PEMEX promoting ethical principles such as respect, non-discrimination, honesty, loyalty, responsibility, legality, impartiality and integrity, among others, that will contribute to achieve our goals and which should be reflected in the daily behavior of employees of Petróleos Mexicanos, based on integrity and zero tolerance for acts of corruption. Our Code of Ethics and related policies are available on our website at http://www.pemex.com. If at any time the provisions of our Code of Ethics or Conduct are amended, such amendment shall be disclosed on our website at the same address.

This Code of Ethics repealed the Code of Ethics previously approved by the Board of Directors of Petróleos Mexicanos in 2016.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2019 AND 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNDAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Figures stated in thousands, except as noted)

	Note	September 30, 2019		December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	8	Ps.	68,170,040	Ps.	81,912,409
Accounts receivable, net	9		174,441,843		167,139,778
Inventories	10		68,569,836		82,022,568
Current portion of notes receivable	15-A		4,845,877		38,153,851
Held-for-sale non-financial assets	11		181,101		1,253,638
Equity instruments			245,440		245,440
Derivative financial instruments			12,475,032		22,382,277

Total current assets			328,929,169		393,109,961
Non-current assets:
Investments in joint ventures and associates	12		16,556,218		16,841,545
Wells, pipelines, properties, plant and equipment, net	13		1,332,153,558		1,402,486,084
Long-term notes receivable, net of current portion	15-A		120,658,366		119,828,598
Deferred income taxes and duties			126,295,219		122,784,730
Rights of use	4		87,307,593		—
Intangible assets, net	14		11,797,796		13,720,540
Other assets	15-B		7,418,724		6,425,810

Total non-current assets			1,702,187,474		1,682,087,307

Total assets		Ps.	2,031,116,643	Ps.	2,075,197,268

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	16	Ps.	180,868,219	Ps.	191,795,709
Short-term leases	4		7,359,064		—
Suppliers			124,734,347		149,842,712
Taxes and duties payable			44,668,154		65,324,959
Accounts and accrued expenses payable			38,134,213		24,917,669
Derivative financial instruments			26,914,294		15,895,245

Total current liabilities			422,678,291		447,776,294

Long-term liabilities:
Long-term debt, net of current portion	16		1,775,428,662		1,890,490,407
Long-term leases, net of current portion	4		94,537,518		—
Employee benefits			1,359,701,275		1,080,542,046
Provisions for sundry creditors	18		103,455,773		101,753,256
Other liabilities			5,631,048		9,528,385
Deferred taxes			4,267,807		4,512,312

Total long-term liabilities			3,343,022,083		3,086,826,406

Total liabilities		Ps.	3,765,700,374	Ps.	3,534,602,700

EQUITY (DEFICIT)	19
Controlling interest:
Certificates of Contribution “A”		Ps.	478,675,447	Ps.	356,544,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(148,995,673)		71,947,067
Accumulated deficit:
From prior years			(1,933,106,785)		(1,752,732,435)
Net loss for the period			(175,764,518)		(180,374,350)

Total controlling interest			(1,734,458,808)		(1,459,882,550)
Total non-controlling interest			(124,923)		477,118

Total equity (deficit)		Ps.	(1,734,583,731)	Ps.	(1,459,405,432)

Total liabilities and equity (deficit)		Ps.	2,031,116,643	Ps.	2,075,197,268

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	Note	2019		2018
Net sales:
Domestic		Ps.	619,051,930	Ps.	743,794,770
Export			456,270,691		522,704,580
Services income			8,064,815		6,219,190

Total of sales			1,083,387,436		1,272,718,540

(Reversal) impairment of wells, pipelines, properties, plant and equipment, net	13		(7,649,092)		13,916,701
Cost of sales			802,544,430		874,893,544

Gross income			288,492,098		383,908,295
Other revenues, net			8,794,510		16,680,528
General expenses:
Distribution, transportation and sale expenses			16,179,271		17,851,775
Administrative expenses			99,059,136		101,446,885

Operating income			182,048,201		281,290,163
Financing income[1]			20,972,064		19,142,955
Financing cost[2]			(102,657,224)		(84,044,113)
Derivative financial instruments (cost), net			(24,787,956)		(14,785,799)
Foreign exchange gain, net			17,306,721		97,220,660

			(89,166,395)		17,533,703

(Loss) profit sharing in joint ventures and associates	12		(42,126)		2,237,293

Income before duties, taxes and other			92,839,680		301,061,159
Profit sharing duty, net			270,537,957		332,597,831
Income tax (benefit) expense			(1,330,971)		(8,446,862)

Total duties, taxes and other			269,206,986		324,150,969

Net loss		Ps.	(176,367,306)	Ps.	(23,089,810)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			2,101,980		(3,458,750)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			(223,043,973)		(2,180,668)

Total other comprehensive results			(220,941,993)		(5,639,418)

Total comprehensive loss		Ps.	(397,309,299)	Ps.	(28,729,228)

Net loss attributable to:
Controlling interest			(175,764,518)		(23,081,283)
Non-controlling interest			(602,788)		(8,527)

Net (loss)		Ps.	(176,367,306)	Ps.	(23,089,810)

Other comprehensive results attributable to:
Controlling interest			(220,942,740)		(5,614,920)
Non-controlling interest			747		(24,498)

Total other comprehensive results		Ps.	(220,941,993)	Ps.	(5,639,418)

Comprehensive (loss) income:
Controlling interest			(396,707,258)		(28,696,203)
Non-controlling interest			(602,041)		(33,025)

Total comprehensive (loss)		Ps.	(397,309,299)	Ps.	(28,729,228)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments.
[2]	Mainly interest on debt and interest from leases pursuant to IFRS 16 adoption.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	Note	2019		2018
Net sales:
Domestic		Ps.	202,520,486	Ps.	251,754,551
Export			144,801,592		185,462,247
Services income			3,165,535		1,931,700

Total of sales			350,487,613		439,148,498

(Reversal) Impairment of wells, pipelines, properties, plant and equipment, net			(17,247,133)		56,277,153
Cost of sales			263,813,702		293,918,023

Gross income			103,921,044		88,953,322
Other revenues, net			2,940,804		8,956,473

General expenses:
Distribution, transportation and sale expenses			5,135,931		6,777,724
Administrative expenses			33,165,063		37,120,603

Operating income			68,560,854		54,011,468
Financing income[1]			13,893,272		8,173,386
Financing cost[2]			(41,359,750)		(27,071,296)
Derivative financial instruments income (cost), net			(19,807,551)		(5,492,893)
Foreign exchange gain (loss), net			(35,520,227)		94,715,343

			(82,794,256)		70,324,540

(Loss) profit sharing in joint ventures and associates			(26,982)		1,389,157

(Loss) income before duties, taxes and other			(14,260,384)		125,725,165
Profit sharing duty, net			76,256,242		105,911,595
Income tax expense			(2,658,472)		(6,957,015)

Total duties, taxes and other			73,597,770		98,954,580

Net (loss) income		Ps.	(87,858,154)	Ps.	26,770,585

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			3,227,823		(8,861,224)
Items that will not be reclassified subsequently to profit or loss:			—		—
Actuarial (losses) – employee benefits			(74,075,871)		(2,180,667)

Total other comprehensive results			(70,848,048)		(11,041,891)
			—		—

Total comprehensive (loss) income		Ps.	(158,706,202)	Ps.	15,728,694

Net (loss) income attributable to:
Controlling interest			(87,359,134)		26,780,173
Non-controlling interest			(499,020)		(9,588)

Net (loss) income		Ps.	(87,858,154)	Ps.	26,770,585

Other comprehensive results attributable to:
Controlling interest			(70,851,745)		(11,013,037)
Non-controlling interest			3,697		(28,854)

Total other comprehensive results		Ps.	(70,848,048)	Ps.	(11,041,891)

Comprehensive (loss) income:
Controlling interest			(158,210,879)		15,767,136
Non-controlling interest			(495,323)		(38,442)

Total comprehensive (loss) income		Ps.	(158,706,202)	Ps.	15,728,694

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments.
[2]	Mainly interest on debt and interest from leases pursuant to IFRS 16 adoption.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted (Note 19))

	Controlling interest
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve	Accumulated other comprehensive income (loss)
						Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect		Accumulated deficit
									For the period		From prior years	Total	Non-controlling interest	Total Equity (deficit), net
Balances adjusted by the adoption of IFRS 9 as of January 1, 2018	Ps.	356,544,447	Ps.	43,730,591	Ps. 1,002,130	Ps. 44,633,012	Ps.	(196,520,194)	Ps.	—	Ps. (1,752,732,435)	Ps. (1,503,342,449)	Ps. 965,107	Ps. (1,502,377,342)

Total comprehensive (loss)		—		—	—	(3,434,084)		(2,180,836)		(23,081,283)	—	(28,696,203)	(33,025)	(28,729,228)

Balances as of September 30, 2018	Ps.	356,544,447	Ps.	43,730,591	Ps. 1,002,130	Ps. 41,198,928	Ps.	(198,701,030)	Ps.	(23,081,283)	Ps. (1,752,732,435)	Ps. (1,532,038,652)	Ps. 932,082	Ps. (1,531,106,570)

Balances as of January 1, 2019	Ps.	356,544,447	Ps.	43,730,591	Ps. 1,002,130	Ps. 45,920,227	Ps.	26,026,840	Ps.	—	Ps. (1,933,106,785)	Ps. (1,459,882,550)	Ps. 477,118	Ps. (1,459,405,432)

Increase in Mexican Government contributions		122,131,000		—	—	—		—		—	—	122,131,000	—	122,131,000
Total comprehensive loss		—		—	—	2,101,233		(223,043,973)		(175,764,518)	—	(396,707,258)	(602,041)	(397,309,299)

Balances as of September 30, 2019	Ps.	478,675,447	Ps.	43,730,591	Ps. 1,002,130	Ps. 48,021,460	Ps.	(197,017,133)	Ps.	(175,764,518)	Ps. (1,933,106,785)	Ps. (1,734,458,808)	Ps. (124,923)	Ps. (1,734,583,731)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTIEMBRE 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	2019		2018
Operating activities
Net loss	Ps.	(176,367,306)	Ps.	(23,089,810)
Net periodic cost of employee benefits		—		87,060,129
Deferred taxes		—		(11,448,292)
Items related to investment activities
Depreciation and amortization		101,967,362		109,093,486
Amortization of intangible assets		428,427		2,209,620
Amortization of rights of use		6,123,926		—
Impairment (reversal) of wells, pipelines, properties, plant and equipment		(7,649,092)		13,916,702
Exploration costs		26,188,435		17,551,218
Unsuccessful wells		—		(1,163,675)
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		1,156,394		12,481,452
Unrealized foreign exchange (income) loss of reserve for well abandonment		3,165,784		(6,937,924)
Loss (profit) sharing in joint ventures and associates		42,127		(2,237,293)
Items related to financing activities
Unrealized foreign exchange (income) loss		(17,692,192)		(92,283,888)
Interest expense		102,657,224		84,044,113
Interest income		(6,274,621)		(6,816,096)

		33,746,468		182,379,742
Profit sharing duty and income tax		262,400,790		335,599,261
Taxes and duties paid		(259,834,646)		(331,233,382)
Derivative financial instruments		20,926,295		3,261,283
Accounts receivable		(7,302,066)		(16,098,123)
Inventories		13,452,732		(15,249,312)
Other assets		—		(1,917,933)
Accounts payable and accrued expenses		13,216,544		3,044,226
Suppliers		(25,108,366)		(21,911,083)
Provisions for sundry creditors		(3,479,079)		(7,993,730)
Employee benefits		56,115,255		(44,729,085)
Other taxes and duties		(26,977,943)		2,228,086

Net cash flows from operating activities		77,155,984		87,379,950

Investing activities
Other assets		(992,914)		—
Long-term receivables from the Mexican Government		—		2,364,053
Interest received for long-term receivable from the Mexican Government		—		187,615
Other notes receivable		48,475		984,814
Acquisition of wells, pipelines, properties, plant and equipment		(44,510,964)		(43,064,402)
Intangible assets		(29,589,034)		(15,522,815)

Net cash flows (used in) investing activities		(75,044,437)		(55,050,735)

(Deficit) excess cash to apply in financing activities		2,111,547		32,329,215
Financing activities
Increase in equity due to Certificates of Contribution “A”		122,131,000		—
Long-term receivables from the Mexican Government		32,311,967		—
Interest received for long-term receivable from the Mexican Government		6,392,385		—
Loans obtained from financial institutions		891,483,064		633,244,800
Debt payments, principal only		(952,598,917)		(577,682,246)
Payments of principal and interests from leases		(8,525,209)		—
Interest paid on debt		(109,176,227)		(91,885,859)

Net cash flows (used in) financing activities		(17,981,937)		(36,323,305)

Net (decrease) increase in cash and cash equivalents		(15,870,390)		(3,994,090)
Effects of foreign exchange on cash balances		2,128,021		(5,741,219)
Cash and cash equivalents at the beginning of the period		81,912,409		97,851,754

Cash and cash equivalents at the end of the period (Note 8)	Ps.	68,170,040	Ps.	88,116,445

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics) and Pemex Fertilizantes (Pemex Fertilizers) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Director General of Petróleos Mexicanos. Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities. Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

The Board of Directors of Petróleos Mexicanos also approved the creation of the following Subsidiary Entities: Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logistics, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizers and Pemex Etileno (Pemex Ethylene) (the “Corporate Reorganization”). Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the Acuerdos de Creación (Creation Resolutions) of each productive state-owned subsidiary. On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation.

On May 29, 2015 the Statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaration of Liquidation and Extinction of Pemex Cogeneration and Services, which was published in the Official Gazette of the Federation and became effective on July 27, 2018. Pemex Industrial Transformation is subrogated in any obligation contracted or right acquired previously, in Mexico and abroad, by Pemex Cogeneration and Services that was in force on July 27, 2018.

On June 24, 2019, the Board of Directors of Petróleos Mexicanos approved the merger of Pemex Exploration and Production and Pemex Drilling and Services, as well as the merger of Pemex Industrial Transformation and Pemex Ethylene, both to become effective on July 1, 2019. Pemex Exploration and Production and Pemex Industrial Transformation will remain as merging companies and Pemex Drilling and Services and Pemex Ethylene will become extinct as merged companies.

On June 28, 2019, modifications to the Creation Resolutions of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers, which will become effective on July 1, were published in the Official Gazette of the Federation.

On July 30, 2019, the Declaration of Extinction of Pemex Drilling and Services and Pemex Ethylene resulting from their merger with Pemex Exploration and Production and Pemex Industrial Transformation, respectively, was issued by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities, and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells.

•

Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons, as well as the commercialization, distribution and trade of methane, ethane and propylene, directly or through others.

•

Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX” or “The Company”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION

Authorization

On January 17, 2020, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of accounting

A.	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2019 and December 31, 2018, and for the three and nine-month periods ended September, 2019 and 2018, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2018. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements except for those new standards applicable beginning January 1, 2019.

B.	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

Item	Basis of measurement
Derivative Financial Instruments (“DFIs”)	Fair Value
Debt	Amortized Cost
Employee Benefits	Fair Value of plan assets less present value of the obligation
Wells, pipelines, properties, plant and equipment	Some components at value in use

C.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations for the upcoming twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Facts and conditions

During the nine-month periods ended September 30, 2019 and 2018, PEMEX recognized a net loss of Ps. 176,367,306 and Ps. 23,089,810, respectively. In addition, PEMEX had a negative equity of Ps. 1,734,583,731 and Ps.1,459,405,432 as of September 30, 2019 and December 31, 2018, respectively, mainly due to continuous net losses and a negative working capital of Ps. 93,749,122 and Ps. 54,666,333, respectively.

PEMEX also has important debt, contracted mainly to finance investments needed to carry out its operations. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flow derived from PEMEX’s operations in recent years has not been sufficient to fund its operating and investment costs and other expenses, so that its indebtedness has increased significantly, and its working capital has decreased in part as a result of the drop in oil prices that began at the end of 2014 and the subsequent oil price fluctuation.

Additionally, at the beginning of 2019, some rating agencies downgraded PEMEX’s credit rating, which could have an impact on the cost and terms of PEMEX’s new debt, as well as contract renegotiations during the remainder of 2019.

All these matters show the existence of substantial doubt about PEMEX’s ability to continue as a going concern.

PEMEX has budget autonomy, and is subject to the financial balance, which represents the difference between its income and its total budgeted expenditures, including the financial cost of its debt, which, is proposed by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit or “SHCP”) and approved by the Mexican Congress in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019 (Federal Expenditure Budget for 2019 or “Federal Budget for 2019”).

The Federal Budget for 2019 estimates that PEMEX’s budgeted expenditures of Ps. 589,736,649 will exceed budgeted revenues of Ps. 524,291,649 by Ps. 65,445,000. The Federal Budget for 2019 also authorized PEMEX a net additional indebtedness up to Ps. 112,800,000 to cover its negative financial balance, which is considered as public debt by the Mexican Government.

On July 15, 2019, the Board of Directors of Petróleos Mexicanos approved PEMEX’s business plan for 2019 through 2023 (the “2019-2023 Business Plan”). The 2019-2023 Business Plan describes goals such as modernizing the company, making it more competitive and guaranteeing its financial viability in the short, medium and long-term.

The 2019-2023 Business Plan describes measures intended to address the main structural problems of the company: its high tax burden, its debt and low investment. The 2019-2023 Business Plan emphasizes, among others, the following actions:

•

PEMEX intends to continue its strategy of financial discipline and reduction of costs and expenses of the company, seeking the efficient operation of its plants and strengthening its product sales and commercial policy.

•

PEMEX plans to gradually increase crude oil production. Such increase in production is intended to support PEMEX’s goal of generating positive net returns. PEMEX expects to achieve a balanced budget in 2021.

•

The Mexican Government has announced that it plans to support PEMEX through a reduction of its fiscal burden and by approving investment in new projects designed to allow an increase in crude oil production.

•	The 2019-2023 Business Plan envisions a gradual recovery of the company’s crude oil processing output based on increased investment allocated to the rehabilitation of the National Refining System.

•

The 2019-2023 Business Plan also contemplates that public investment would be complemented by private investment, through long-term service contracts for oil production (contratos de servicios de largo plazo para la producción del petróleo or CSIEEs).

As of September 30, 2019, PEMEX has stabilized its crude oil production and increased the volume of crude oil processed in the National Refining System.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

PEMEX’s business strategy is focused on the financial strengthening of the company through internal measures such as cost control, austerity policies, debt reduction, crude oil coverage, such as hedges, and combating fuel theft; as well as external measures, through the Programa de Fortalecimiento de Petróleos Mexicanos (Strengthening Program for Petroleos Mexicanos or the “Strengthening Program”) through which the Mexican Government is expected to continue to support PEMEX through capitalizations, a stable price policy, fiscal support and support in the fight against fuel theft (see Note 19). Additionally, Petróleos Mexicanos received Ps. 122,131,000 (equivalent of U.S. $5,000,000) from the Mexican Government to help improve PEMEX´s financial position.

On the other hand, Petróleos Mexicanos also developed some liability management operations through the execution of a strategy to refinance or extend maturities of certain of its debt obligations to improve its debt profile (see Notes 16 and 21).

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of debt due to having negative equity or as a result of non-compliance with financial ratios.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2019 and December 31, 2018 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

D.	Functional and reporting currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.

Employee benefits provision was approximately 36% and 31% of PEMEX’s total liabilities as of September 30, 2019 and December 31, 2018, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of unaudited condensed consolidated interim financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the year for income and expenses reported in the consolidated statement of comprehensive income.

Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.”

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. USE OF JUDGMENTS AND ESTIMATES

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those described in the Consolidated annual financial statements as of and for the year ended December 31, 2018.

Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant estimates are reported to PEMEX audit committee.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

NOTE 4. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. PEMEX has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

The following new standards are effective for periods beginning in 2019.

a) IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17, “Leases” and related interpretations, including IFRIC 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

From January 1, 2019, PEMEX applies, for the first time, IFRS 16. As required by IAS 34, the nature and effect of these changes are disclosed below. Several other amendments and interpretations apply for the first time in 2019, but do not have a material impact on the unaudited condensed consolidated interim financial statements of PEMEX.

IFRS 16 introduces a single, on balance sheet accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value assets. Lessor accounting remains similar to previous accounting policies.

PEMEX applied IFRS 16 initially on January 1, 2019 using the modified retrospective approach. There was no impact against retained earnings because as of January 1, 2019 the rights of use and the lease liability were for the same amount (in addition to a reclassification of the previously recognized finance leases). Accordingly, the comparative information presented for 2018 has not been restated and it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below.

i.	Definition of a lease

Previously, PEMEX determined at contract inception whether an arrangement was or contained a lease under IFRIC 4. PEMEX now assesses whether a contract is or contains a lease based on the new definition of a lease under IFRS 16. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, PEMEX elected to apply the practical expedient to adopt the definition of lease at the time of transition. This means it applied IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4. The definition of a lease under IFRS 16 has been applied only to contracts entered into or modified on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, PEMEX allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For leases in which it is a lessee, PEMEX has elected not to separate lease and non-lease components for leases where the non-lease component is not significant.

ii.	Leases in which PEMEX is a lessee

PEMEX recognizes assets and liabilities for its operating leases, which primarily consist of transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities.

As a lessee, PEMEX previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, PEMEX recognizes right-of-use assets and lease liabilities for most leases, and these leases are on-balance sheet.

PEMEX has elected not to recognize right-of-use and lease liabilities for some leases of low value assets. PEMEX recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Significant accounting policy

PEMEX recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, PEMEX’s incremental borrowing rate. PEMEX uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured as increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option or reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

PEMEX has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether PEMEX is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Transition

Previously, PEMEX classified a number of leases as operating leases under IAS 17. These leases include transportation and railway equipment, docks, hydrogen supply plants, electric power and steam gas storage facilities. The leases typically run for a period of up to 20 years. Some leases include an option to renew the lease for an additional 5 years or without defined term after the end of the non-cancellable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at PEMEX’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments. PEMEX applied this approach to all operating leases.

PEMEX used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

PEMEX leases certain production equipment that were classified as finance leases under IAS 17. For these leases, the carrying amount of the right-of use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

iii.	Impacts on financial statements

Impact in the transition

On transition to IFRS 16 (effective as of January 1, 2019), PEMEX’s recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

	Total
Right of use assets	Ps.	89,313,553
Lease liability	Ps.	101,247,035

When measuring lease liabilities for leases that were classified as operating leases, PEMEX discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 8.2%.

	2019
Operating lease commitment at December 31, 2018	Ps.	62,723,909
Undisclosed leases in 2018 Financial statements		48,067,498

Operating lease commitment	Ps.	110,791,407

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Operating lease commitment discounted using the incremental borrowing rate at January 1, 2019		65,101,142
Lease liabilities from financial leases previously recognized up to December 31, 2018		36,956,930
- Recognition exemption for:
- Leases of low-value assets		(811,037)
- Extension and termination options reasonably certain to be exercised		—

Lease liabilities recognized at January 1, 2019	Ps.	101,247,035

- Effect of valuation under IFRS 16 of financial recognized leases		1,619,699
- New leases		4,438,998
- Payments of principal and interests from leases		(9,114,408)
- Accrued interest		3,882,135
- Foreign exchange		(176,877)

Lease liabilities at September 30, 2019	Ps.	101,896,582

Impacts for the period

As a result of initial adoption of IFRS 16, PEMEX recognized Ps. 87,307,593 of right-of-use assets and Ps. 101,896,582 of lease liabilities as at September 30, 2019.

In addition, in relation to those leases under IFRS 16, PEMEX recognized depreciation and interest costs, rather than operating lease expense. During the nine- months ended September 30, 2019, PEMEX recognized Ps. 6,123,926 of depreciation charges and Ps. 3,882,135 of interest costs from these leases.

b) IFRIC 23—Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting standard to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatment under IAS 12.

In order to make these tax determination, an entity must consider whether it is probable that the relevant taxing authority will accept each tax treatment, or group of tax treatments, that the entity has used or plans to use in its next income tax filing:

•

If the entity concludes that it is probable that a particular tax treatment will be accepted by the relevant taxing authority, that entity must determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

•

If the entity concludes that it is not probable that a particular tax treatment will be accepted by the relevant taxing authority, the entity must use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. That calculation should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application was permitted.

The adoption of this interpretation did not have any impact on these unaudited condensed consolidated interim financial statements because all tax positions are discussed and agreed with the SHCP prior to releasing PEMEX’s quarterly or annual financial statements.

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of September 30, 2019, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

and Production, Pemex Industrial Transformation, Pemex Logistics and Pemex Fertilizers. Former Subsidiary Entities Pemex Drilling and Services and Pemex Ethylene were also consolidated in these financial statements until June 30, 2019 and Pemex Cogeneration and Services was also consolidated in these financial statements until July 27, 2018. (See Note 1).

As of September 30, 2019, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (PEP DAC) (v)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

•	P.M.I. Trading DAC (PMI DAC) (i)(vi)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (SANMA)

•	Pro-Agroindustria, S. A. de C. V. (AGRO)

•	P.M.I. Azufre Industrial, S. A. de C. V. (PMI AZIND) (iii)

•	PTI Infraestructura de Desarrollo, S. A. de C. V. (PTI ID) (vii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)

•	P.M.I. Midstream del Centro, S. A. de C. V. (PMI MC) (i)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (iv)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP)

•	Grupo Fertinal (GP FER)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(ii)

•	P.M.I. Trading Mexico, S.A. de C.V. (TRDMX)(i)

•	Holdings Holanda Services, B.V. (HHS)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company.

iii.	As of August 2018, this company was consolidated by MGAS.

iv.	On December 17, 2018 PEMEX acquired the total shares in this company and as of December 31, 2018 this company is no longer part of the non-controlling interest.

v.	Formerly P.M.I. Marine DAC until August 2018.

vi.	Formerly P.M.I. Trading Ltd. until August 2018.

vii.	Formerly PMI Infraestructura de Desarrollo, S.A. de C.V. until December 2018. On May 30, 2019 these shares were transferred to Pemex Industrial Transformation.

NOTE 6. Segment financial information

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of September 30, 2019, PEMEX’s operations were conducted through nine business segments: Exploration and Production, Industrial Transformation, Cogeneration and Services (liquidated company as of July 27, 2018, see Note 1), Drilling and Services (merged into Pemex Exploration and Production as of July 1, 2019, see Note 1), Logistics, Ethylene (merged into Pemex Industrial Transformation as of July 1, 2019, see Note 1), Fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 30 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•

The cogeneration segment received income from the cogeneration, supply and sale of electricity and thermal energy and also provided technical and management activities associated with these services. During 2018 this company did not generate income. This entity was liquidated on July 27, 2018 (see Note 1).

•	The drilling segment receives income from drilling services, and servicing and repairing wells. This entity was merged into Pemex Exploration and Production on July 1, 2019 (see Note 1).

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•

The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market. This entity was merged into Pemex Industrial Transformation on July 1, 2019 (see Note 1).

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI DAC and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•

The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the nine-month period ended September 30, 2019	Exploration And Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	313,804,420	Ps.	607,330,027	Ps.	—	Ps.	—	Ps.	1,071,046	Ps.	5,254,234	Ps.	140,227,195	Ps.	7,635,699	Ps.	—	Ps.	1,075,322,621
Intersegment		255,206,621		96,631,070		2,758,454		67,291,033		430,199		722,992		364,111,085		81,908,703		(869,060,157)		—
Services income		420,324		2,020,232		20,755		3,476,916		751		3,690		50,982		2,071,165		—		8,064,815
Impairment (reversal) of wells, pipelines, properties, plants and equipment		61,204,466		(29,090,913)		—		(39,762,645)		—		—		—		—		—		(7,649,092)
Cost of sales		314,339,036		733,329,441		(1,918,085)		25,433,980		2,422,778		7,977,771		494,482,055		38,576,601		(812,099,147)		802,544,430

Gross income (loss)		193,887,863		1,742,801		4,697,294		85,096,614		(920,782)		(1,996,855)		9,907,207		53,038,966		(56,961,010)		288,492,098
Other income, net		(514,279)		2,379,514		(14,835)		(1,509,139)		21,210		77,625		1,678,270		3,406,928		3,269,216		8,794,510
Distribution, transportation and sales expenses		165,504		17,867,541		—		42,860		232,978		126,064		939,528		53,687		(3,248,891)		16,179,271
Administration expenses		48,364,573		40,097,472		282,524		6,971,653		519,745		585,069		1,715,669		51,599,503		(51,077,072)		99,059,136

Operating income (loss)		144,843,507		(53,842,698)		4,399,935		76,572,962		(1,652,295)		(2,630,363)		8,930,280		4,792,702		634,172		182,048,202
Financing cost		(98,273,720)		(6,395,765)		(386,894)		(394,272)		(565,309)		(185,433)		(737,197)		(159,722,331)		164,003,697		(102,657,224)
Financing income		65,843,071		1,820,026		248,966		307,938		12,420		14,090		652,965		116,710,525		(164,637,937)		20,972,064
Derivative financial instruments (cost) income, net		(20,941,666)		(9,838)		—		—		—		—		(827,434)		(3,009,090)		72		(24,787,956)
Foreign exchange (loss) income, net		19,191,461		(1,385,259)		95,658		23,842		27,781		(35,843)		(198,913)		(412,006)		—		17,306,721
Profit (loss) sharing in joint ventures and associates		66,994		—		—		(135)		—		—		(186,051)		(133,242,496)		133,319,562		(42,126)
Tax, duties and other		270,537,957		—		1,498,122		(4,328,055)		—		(1,446,202)		3,960,675		(1,015,511)		—		269,206,986

Net (loss) income		(159,808,310)		(59,813,534)		2,859,543		80,838,390		(2,177,403)		(1,391,347)		3,672,975		(173,867,183)		133,319,563		(176,367,306)

Total current assets		1,024,853,978		231,054,623		—		35,373,626		2,219,207		—		123,088,374		704,140,924		(1,791,801,563)		328,929,169
Total non-current assets		918,964,729		373,340,486		—		151,973,544		5,295,903		—		28,963,483		1,245,347,139		(1,021,697,810)		1,702,187,474
Total current liabilities		338,632,149		206,964,157		—		22,553,796		11,767,511		—		79,942,267		1,552,714,837		(1,789,896,426)		422,678,291
Total non-current liabilities		2,273,426,936		716,282,788		—		9,671,450		791,838		—		4,145,469		2,099,631,252		(1,760,927,650)		3,343,022,083
Equity (deficit), net		(668,240,378)		(318,851,836)		—		155,121,924		(5,044,239)		—		67,964,121		(1,702,858,026)		737,324,703		(1,734,583,731)
Depreciation and amortization		83,742,376		17,160,798		463,551		2,900,124		-201,502		906,062		1,035,575		2,512,734				108,519,718
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		26,552,452		41,449,471		13,642		213,342		14,339		9,801		—		20,533,820		—		88,786,867

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the three-month period ended September 30, 2019	Exploration And Production		Industrial Transformation		Logistics		Fertilizers		Trading companies	Corporate and other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	98,943,709	Ps.	199,768,323	Ps.	—	Ps.	17,775	Ps. 46,220,072	Ps.	2,372,199	Ps.	—	Ps.	347,322,078
Intersegment		88,965,340		28,450,354		23,630,367		138,087	111,799,110		34,186,814		(287,170,072)		—
Services income		44,652		1,511,814		1,106,283		61	22,876		479,849		—		3,165,535
Impairment (reversal) of wells, pipelines, properties, plants and equipment		10,337,033		(27,584,166)		—		—	—		—		—		(17,247,133)
Cost of sales		104,429,859		241,017,229		11,157,695		484,908	156,241,919		12,709,073		(262,226,981)		263,813,702

Gross income (loss)		73,186,809		16,297,428		13,578,955		(328,985)	1,800,139		24,329,789		(24,943,091)		103,921,044
Other income, net		(1,235,546)		860,164		597,044		15,709	896,291		1,071,240		735,902		2,940,804
Distribution, transportation and sales expenses		39,646		5,580,863		18,206		55,550	304,896		11,854		(875,084)		5,135,931
Administration expenses		20,008,195		14,773,296		3,239,453		230,755	785,324		17,708,150		(23,580,110)		33,165,063

Operating income (loss)		51,903,422		(3,196,567)		10,918,340		(599,581)	1,606,210		7,681,023		248,008		68,560,855
Financing cost		(36,441,928)		(3,401,129)		(116,755)		(204,065)	(250,737)		(66,477,087)		65,531,951		(41,359,750)
Financing income		29,253,608		633,060		170,150		10,765	219,349		49,386,365		(65,780,025)		13,893,272
Derivative financial instruments (cost) income, net		(20,514,500)		(2,777)		—		—	629,114		80,540		72		(19,807,551)
Foreign exchange (loss) income, net		(28,778,237)		(3,204,295)		(111,480)		(33,129)	14,612		(3,407,698)		—		(35,520,227)
Profit (loss) sharing in joint ventures and associates		25,663		—		(33)		—	(77,837)		(79,900,441)		79,925,666		(26,982)
Tax, duties and other		76,256,242		—		1,166,756		—	1,061,372		(4,886,600)		—		73,597,770

Net (loss) income		(80,808,214)		(9,171,708)		9,693,466		(826,010)	1,079,339		(87,750,696)		79,925,669		(87,858,154)

Depreciation and amortization		26,175,948		6,868,359		1,123,170		(70,842)	600,529		858,451		—		35,877,893
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		8,836,889		13,795,547		70,686		4,776	—		6,835,276		—		29,543,174

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the nine-month period ended September 30, 2018	Exploration And Production		Industrial Transformation		Cogeneration and Services (1)		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	363,377,944	Ps.	728,620,859	Ps.	—	Ps.	—	Ps.	—	Ps.	2,156,957	Ps.	9,845,421	Ps.	154,253,151	Ps.	8,245,018	Ps.	—	Ps. 1,266,499,350
Intersegment		300,457,048		131,341,615		—		2,664,841		48,396,108		17,078		1,190,895		474,383,797		84,866,654		(1,043,318,036)	-
Services income		12,870		452,100		—		38,064		3,624,911		3,190		9,328		59,604		2,019,123		—	6,219,190
(Reversal) impairment of wells, pipelines, properties, plants and equipment		(10,278,393)		(20,766,081)		—		-		41,087,532		2,154,017		—		1,719,626		—		—	13,916,701
Cost of sales		300,819,010		837,598,032		—		(69,570)		28,143,544		3,271,984		10,977,621		616,127,710		41,182,147		(963,156,934)	874,893,544

Gross income (loss)		373,307,245		43,582,623		—		2,772,475		(17,210,057)		(3,248,776)		68,023		10,849,216		53,948,648		(80,161,102)	383,908,295
Other income, net		6,507,924		4,558,385		1,788		(878,958)		(25,166,875)		50,414		113,018		804,799		5,722,758		24,967,275	16,680,528
Distribution, transportation and sales expenses		181,448		19,507,862		—		63		31,543		272,303		149,310		344,729		65,549		(2,701,032)	17,851,775
Administration expenses		48,886,186		37,778,162		—		649,856		7,899,438		523,533		1,185,552		1,326,588		56,080,568		(52,882,998)	101,446,885

Operating income (loss)		330,747,535		(9,145,016)		1,788		1,243,598		(50,307,913)		(3,994,198)		(1,153,821)		9,982,698		3,525,289		390,203	281,290,163
Financing cost		(87,793,657)		(1,408,262)		—		(575,749)		(148,578)		(346,422)		(54,594)		(1,047,290)		(151,435,174)		158,765,613	(84,044,113)
Financing income		67,113,899		6,631,511		1		256,907		1,084,628		3,528		19,633		(409,947)		103,598,614		(159,155,819)	19,142,955
Derivative financial instruments income (cost), net		(12,089,926)		(15,774)		—		—		—		—		—		(1,955,874)		(724,225)		—	(14,785,799)
Foreign exchange income (loss), net		93,778,474		179,832		—		269,814		112,307		39,044		(1,892)		992,861		1,850,220		—	97,220,660
Profit (loss) sharing in joint ventures and associates		67,921		—		—		—		(892)		—		—		1,724,503		29,040,853		(28,595,092)	2,237,293
Tax, duties and other		332,541,527		—		—		(50,014)		(14,037,132)		—		—		3,860,754		1,835,834		-	324,150,969

Net Income (loss)		59,282,719		(3,757,709)		1,789		1,244,584		(35,223,316)		(4,298,048)		(1,190,674)		5,426,197		(15,980,257)		(28,595,095)	(23,089,810)

Total current assets		1,055,273,849		253,848,006		—		9,905,548		35,437,576		2,499,358		4,831,333		161,930,946		516,180,814		(1,659,862,116)	380,045,314
Total non-current assets		972,435,067		302,732,849		—		17,528,539		112,651,002		3,944,925		18,537,129		27,614,798		1,558,284,291		(1,315,349,603)	1,698,378,997
Total current liabilities		262,658,489		145,583,005		—		2,879,015		35,968,371		8,222,357		3,601,402		112,330,868		1,480,232,498		(1,654,453,428)	397,022,577
Total non-current liabilities		2,223,364,331		634,513,910		—		10,782,060		10,677,802		147,975		148,425		4,689,389		2,095,604,377		(1,767,419,965)	3,212,508,304
Equity (deficit), net		(458,313,904)		(223,516,060)		—		13,773,012		101,442,405		(1,926,049)		19,618,635		72,525,487		(1,501,371,770)		446,661,674	(1,531,106,570)
Depreciation and amortization		88,161,360		13,157,606		—		1,712,094		3,250,641		(161,007)		1,037,546		356,556		1,578,690		—	109,093,486
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		(25,494,829)		(41,299,930)		—		(22,104)		(148,723)		(9,395)		(5,209)		(11,999)		(20,314,106)		246,169	(87,060,126)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the three-month period ended September 30, 2018	Exploration And Production		Industrial Transformation	Drilling and Services		Logistics		Fertilizers	Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	127,688,479	Ps. 246,930,077	Ps.	—	Ps.	—	Ps. 382,983	Ps.	3,281,976	Ps.	52,700,283	Ps.	6,233,000	Ps.	—	Ps.	437,216,798
Intersegment		86,554,353	45,605,037		451,968		16,376,958	(1,029,309)		486,063		150,383,946		36,090,489		(334,919,505)		—
Services income		12,870	89,137		12,908		1,135,474	1,242		3,750		23,783		652,536		—		1,931,700
(Reversal) impairment of wells, pipelines, properties, plants and equipment		26,433,010	(12,963,016)		—		41,087,532	1		—		1,719,626		—		—		56,277,153
Cost of sales		90,717,107	273,735,190		(1,130,422)		7,975,742	(139,801)		3,624,319		198,955,789		16,275,359		(296,095,260)		293,918,023

Gross income (loss)		97,105,585	31,852,077		1,595,298		(31,550,842)	(505,284)		147,470		2,432,597		26,700,666		(38,824,245)		88,953,322
Other income, net		2,406,000	1,210,361		1,053,960		(10,900,982)	24,583		45,286		357,488		4,202,359		10,557,418		8,956,473
Distribution, transportation and sales expenses		56,620	7,115,300		—		16,161	92,900		66,919		111,871		28,090		(710,137)		6,777,724
Administration expenses		21,525,380	16,541,979		297,718		3,348,674	280,844		559,142		409,597		21,882,179		(27,724,910)		37,120,603

Operating income (loss)		77,929,585	9,405,159		2,351,540		(45,816,659)	(854,445)		(433,305)		2,268,617		8,992,756		168,220		54,011,468
Financing cost		(28,682,938)	(434,945)		(194,359)		(4,312)	(156,879)		(29,035)		(314,395)		(47,858,874)		50,604,441		(27,071,296)
Financing income		24,138,030	1,764,030		114,332		471,841	710		7,904		(780,433)		33,229,625		(50,772,653)		8,173,386
Derivative financial instruments income (cost), net		(2,407,133)	5,133		—		—	—		—		(293,948)		(2,796,937)		(8)		(5,492,893)
Foreign exchange income (loss), net		85,051,415	1,779,035		304,017		211,167	49,522		8,586		727,636		6,583,965		—		94,715,343
Profit (loss) sharing in joint ventures and associates		7,826	—		—		(339)	—		—		1,292,410		34,308,999		(34,219,739)		1,389,157
Tax, duties and other		105,998,438	—		361,164		(7,910,614)	—		—		(4,640)		510,232		—		98,954,580

Net Income (loss)		50,038,347	12,518,412		2,214,366		(37,227,688)	(961,092)		(445,850)		2,904,527		31,949,302		(34,219,739)		26,770,585

Depreciation and amortization		29,138,752	3,854,275		561,473		717,034	(113,608)		345,740		325,331		530,774		—		35,359,771
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		(42,698,188)	(68,459,399)		(38,604)		(258,363)	(16,640)		(11,529)		(28,763)		(33,837,815)		246,169		(145,103,132)

As of December 31, 2018	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Total current assets	Ps.	1,109,407,361	Ps.	238,486,786	Ps.	11,478,067	Ps.	15,343,841	Ps.	2,772,995	Ps.	8,337,752	Ps.	137,727,664	Ps.	723,490,973	Ps.	1,853,935,478)	Ps.	393,109,961
Total non-current assets		1,023,144,103		283,521,897		15,267,696		100,097,224		4,187,744		17,771,292		28,939,309		1,624,995,944		(1,415,837,902)		1,682,087,307
Total current liabilities		334,709,929		155,402,987		2,962,370		31,418,555		9,682,768		6,710,315		98,007,805		1,662,808,360		(1,853,926,795)		447,776,294
Total non-current liabilities		2,254,024,319		529,484,079		10,739,495		10,332,359		108,467		149,750		4,272,341		2,116,660,861		(1,838,945,265)		3,086,826,406
Equity (deficit), net		(456,182,784)		(162,878,383)		13,043,898		73,690,151		(2,830,496)		19,248,979		64,386,827		(1,430,982,304)		423,098,680		(1,459,405,432)
Depreciation and amortization		124,671,118		19,183,640		1,483,248		4,409,226		(246,697)		1,385,445		403,122		2,092,938		—		153,382,040
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		33,688,888		51,239,055		27,105		191,132		9,162		8,839		(321,683)		26,861,666		2,917,450		114,621,614

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment on the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to conform with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

The following tables present accounting reconciliations between individual and consolidated information.

As of/for the nine-month period ended September 30, 2019	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	588,211,965	Ps.	706,106,388	Ps.	6,585,824	Ps.	70,767,949	Ps.	1,485,315	Ps.	5,980,916	Ps.	504,389,262	Ps.	91,615,567
Less unrealized intersegment sales		(18,780,600)		(125,059)		(3,806,615)		—		16,681		—		—		—

Total consolidated sales		569,431,365		705,981,329		2,779,209		70,767,949		1,501,996		5,980,916		504,389,262		91,615,567

Operating income (loss):
By segment		147,441,908		(49,917,755)		4,890,473		95,830,286		(1,952,536)		(2,932,268)		8,384,768		4,792,702
Less unrealized intersegment sales		(18,780,600)		(125,059)		(3,806,615)		—		16,681		—		—		—
Less unrealized gain due to production cost valuation of inventory		(1,036,781)		(3,488,694)		3,253,375		—		—		—		545,512		—
Less capitalized refined products		(1,618,254)		—		—		—		—		—		—		—
Less amortization of capitalized interest		89,236		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		18,663,324		(299,045)		62,702		(19,320,838)		267,744		299,045		—		—
Less intersegment leases		84,674		(12,145)		—		63,514		15,816		2,860		—		—

Total consolidated operating income (loss)		144,843,507		(53,842,698)		4,399,935		76,572,962		(1,652,295)		(2,630,363)		8,930,280		4,792,702

Net income (loss):
By segment		(157,035,010)		(54,687,746)		3,333,709		92,343,909		(3,395,050)		(3,138,317)		3,127,463		(173,867,183)
Less unrealized intersegment sales		(18,780,600)		(125,059)		(3,806,615)		—		16,681		—		—		—
Less unrealized gain due to production cost valuation of inventory		(1,036,781)		(3,488,694)		3,253,375		—		—		—		545,512		—
Less capitalized refined products		(1,618,254)		—		—		—		—		—		—		—
Less equity method elimination		1,741		(1,238,068)		—		—		950,400		—		—		—
Less amortization of capitalized interest		89,236		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		18,663,324		(299,045)		79,074		(11,436,536)		267,744		1,745,247		—		—
Less intersegment leases		(91,966)		25,078		0		(68,983)		(17,178)		1,723		—		—

Total consolidated net (loss) income		(159,808,310)		(59,813,534)		2,859,543		80,838,390		(2,177,403)		(1,391,347)		3,672,975		(173,867,183)

Total assets:
By segment		1,969,953,234		663,092,163		—		256,501,754		10,271,450		—		162,422,757		1,949,488,063
Less unrealized intersegment sales		1,572,685		(7,674,369)		—		7,184		(74,346)		—		(408,060)		—
Less unrealized gain due to production cost valuation of inventory		(5,539,723)		(34,263,913)		—		—		16,681		—		(8,867,189)		—
Less capitalized refined products		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		(25,204,367)		454,653		—		(71,641,845)		(1,533,936)		—		(424,850)		—
Less equity method for unrealized profits		(474,764)		(12,551,245)		—		(87,070)		(1,804,014)		—		(670,801)		—
Less amortization of capitalized interest		89,236		(3,731,993)		—		—		—		—		—		—
Less intersegment leases		3,422,406		(930,187)		—		2,567,147		639,275		—		—		—

Total consolidated assets		1,943,818,707		604,395,109		—		187,347,170		7,515,110		—		152,051,857		1,949,488,063

Total liabilities:
By segment		2,609,419,883		928,623,863		—		29,589,116		11,902,895		—		86,172,341		3,652,346,089
Less unrealized intersegment sales		(875,169)		(4,419,930)		—		—		—		—		(2,084,605)		—
Less intersegment leases		3,514,371		(956,988)		—		2,636,130		656,454		—		—		—

Total consolidated liabilities		2,612,059,085		923,246,945		—		32,225,246		12,559,349		—		84,087,736		3,652,346,089

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the three-month period ended September 30, 2019	Exploration and Production		Industrial Transformation		Logistics		Fertilizers		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	193,305,911	Ps.	229,210,771	Ps.	24,736,650	Ps.	112,079	Ps.	158,042,058	Ps.	37,038,862
Less unrealized intersegment sales		(5,352,210)		519,720		—		43,844		—		—

Total consolidated sales		187,953,701		229,730,491		24,736,650		155,923		158,042,058		37,038,862

Operating income (loss):
By segment		52,517,104		(5,122,258)		5,414,053		(734,638)		912,491		7,681,023
Less unrealized intersegment sales		(5,352,210)		519,720		—		43,844		—		—
Less unrealized gain due to production cost valuation of inventory		362,182		1,717,161		—		—		693,719		—
Less capitalized refined products		(898,848)		—		—		—		—		—
Less amortization of capitalized interest		29,746		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		5,234,934		(299,045)		5,480,554		89,249		—		—
Less intersegment leases		10,514		(12,145)		23,733		1,964		—		—

Total consolidated operating income (loss)		51,903,422		(3,196,567)		10,918,340		(599,581)		1,606,210		7,681,023

Net income (loss):
By segment		(80,044,075)		(10,586,697)		4,481,720		(1,339,010)		385,620		(87,750,696)
Less unrealized intersegment sales		(5,352,210)		519,720		—		43,844		—		—
Less unrealized gain due to production cost valuation of inventory		362,182		1,717,161		—		—		693,719		—
Less capitalized refined products		(898,848)		—		—		—		—		—
Less equity method elimination		(3,286)		(547,925)		—		405,432		—		—
Less amortization of capitalized interest		29,746		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		5,234,934		(299,045)		5,298,405		89,249		—		—
Less intersegment leases		(136,657)		25,078		(86,659)		(25,525)		—		—

Total consolidated net (loss) income		(80,808,214)		(9,171,708)		9,693,466		(826,010)		1,079,339		(87,750,696)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the nine-month period ended September 30, 2018	Exploration And Production		Industrial Transformation		Cogeneration and Services (1)		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	687,744,927	Ps.	860,843,364	Ps.	—	Ps.	6,004,284	Ps.	52,021,019	Ps.	2,177,225	Ps.	11,045,644	Ps.	628,696,552	Ps.	95,130,795
Less unrealized intersegment sales		(23,897,065)		(428,790)		—		(3,301,379)		—		—		—		—		—

Total consolidated sales		663,847,862		860,414,574		—		2,702,905		52,021,019		2,177,225		11,045,644		628,696,552		95,130,795

Operating income (loss):
By segment		332,235,117		(8,993,303)		1,788		2,101,915		(80,127,189)		(4,260,923)		(2,084,282)		10,350,551		3,525,289
Less unrealized intersegment sales		(23,897,065)		(428,790)		—		(3,301,379)		—		—		—		—		—
Less unrealized gain due to production cost valuation of inventory		(654,590)		277,077		—		2,027,406		—		—		—		(367,853)		—
Less capitalized refined products		(922,228)		—		—		—		—		—		—		—		—
Less amortization of capitalized interest		89,236		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		23,897,065		—		—		415,656		29,819,276		266,725		930,461		—		—

Total consolidated operating income (loss)		330,747,535		(9,145,016)		1,788		1,243,598		(50,307,913)		(3,994,198)		(1,153,821)		9,982,698		3,525,289

Net income (loss):
By segment		60,561,041		(2,515,694)		1,789		1,851,444		(57,141,340)		(4,576,329)		972,168		5,794,050		(15,980,257)
Less unrealized intersegment sales		(23,897,065)		(428,790)		—		(3,301,379)		—		—		—		—		—
Less unrealized gain due to production cost valuation of inventory		(654,590)		277,077		—		2,027,406		—		—		—		(367,853)		—
Less capitalized refined products		(922,228)		—		—		—		—		—		—		—		—
Less equity method elimination		209,260		(1,090,302)		—		—		310		11,556		(3,093,303)		—		—
Less amortization of capitalized interest		89,236		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		23,897,065		—		—		667,113		21,917,714		266,725		930,461		—		—

Total consolidated net (loss) income		59,282,719		(3,757,709)		1,789		1,244,584		(35,223,316)		(4,298,048)		(1,190,674)		5,426,197		(15,980,257)

Total assets:
By segment		2,055,507,131		614,727,606		—		29,448,797		209,903,055		8,536,664		34,909,702		199,025,229		2,074,465,105
Less unrealized intersegment sales		1,311,530		(5,818,767)		—		—		7,183		(26,886)		(5,303)		(408,059)		—
Less unrealized gain due to production cost valuation of inventory		(4,312,122)		(42,102,152)		—		—		—		—		—		(7,949,907)		—
Less capitalized refined products		(922,228)		—		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		(23,414,267)		—		—		(2,014,710)		(61,734,985)		(1,890,927)		(8,592,225)		(424,849)		—
Less equity method for unrealized profits		(550,364)		(10,233,955)		—		—		(86,675)		(174,568)		(2,943,712)		(696,670)		—
Less amortization of capitalized interest		89,236		8,123		—		—		—		—		—		—		—

Total consolidated assets		2,027,708,916		556,580,855		—		27,434,087		148,088,578		6,444,283		23,368,462		189,545,744		2,074,465,105

Total liabilities:
By segment		2,486,022,820		784,516,844		—		12,525,166		46,646,173		8,370,332		3,749,827		117,254,563		3,575,836,875
Less unrealized intersegment sales		—		(4,419,929)		—		1,135,909		—		—		—		(234,306)		—

Total consolidated liabilities		2,486,022,820		780,096,915		—		13,661,075		46,646,173		8,370,332		3,749,827		117,020,257		3,575,836,875

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of/for the three-month period ended September 30, 2018	Exploration And Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading companies		Corporate and other Operating Subsidiary Companies
Sales:
By segment	Ps.	238,152,767	Ps.	292,201,772	Ps.	2,352,728	Ps.	17,512,432	Ps.	(645,084)	Ps.	3,771,789	Ps.	203,053,583	Ps.	42,976,025
Less unrealized intersegment sales		(23,897,065)		422,479		(1,887,852)		—		—		—		54,429		—

Total consolidated sales		214,255,702		292,624,251		464,876		17,512,432		(645,084)		3,771,789		203,108,012		42,976,025

Operating income (loss):
By segment		78,877,201		(8,860,028)		2,482,010		(77,646,161)		(943,692)		(743,458)		2,237,674		8,992,756
Less unrealized intersegment sales		(23,897,065)		422,479		(1,887,852)		—		—		—		54,429		—
Less unrealized gain due to production cost valuation of inventory		(318,757)		17,842,708		1,638,655		—		—		—		(23,483)		—
Less capitalized refined products		(658,604)		—		—		—		—		—		—		—
Less amortization of capitalized interest		29,745		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets		23,897,065		—		118,727		31,829,502		89,247		310,153		—		—

Total consolidated operating income (loss)		77,929,585		9,405,159		2,351,540		(45,816,659)		(854,445)		(433,305)		2,268,620		8,992,756

Net income (loss):
By segment		50,755,790		(5,378,020)		2,344,837		(59,559,307)		(664,843)		2,041,316		2,873,582		31,949,302
Less unrealized intersegment sales		(23,897,065)		422,479		(1,887,852)		—		—		—		54,429		—
Less unrealized gain due to production cost valuation of inventory		(318,757)		17,842,708		1,638,655		—		—		—		(23,484)		—
Less capitalized refined products		(658,604)		—		—		—		—		—		—		—
Less equity method elimination		230,173		(368,755)		—		(1)		(385,496)		(2,797,319)		—		—
Less amortization of capitalized interest		29,745		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		23,897,065		—		118,726		22,331,620		89,247		310,153		—		—

Total consolidated net (loss) income		50,038,347		12,518,412		2,214,366		(37,227,688)		(961,092)		(445,850)		2,904,527		31,949,302

(1)	This company was liquidated on July 27, 2018. Except for certain expenses incurred in the liquidation, all operations were transferred to Pemex Industrial Transformation. (See Note 1).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

As of December 31, 2018	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies
Assets:
By segment	Ps.	2,161,126,244	Ps.	567,768,812	Ps.	28,400,765	Ps.	176,047,827	Ps.	10,018,775	Ps.	31,365,663	Ps.	177,684,447	Ps.	2,348,486,917
Less unrealized intersegment sales		1,557,729		(7,544,007)		—		7,184		(26,886)		(5,304)		(408,060)		—
Less unrealized gain due to production cost valuation of inventory		(4,254,421)		(30,320,566)		—		—		(47,460)		—		(9,339,859)		—
Less capitalized refined products		(1,774,227)		—		—		—		—		—		—		—
Less depreciation and impairment of revaluated transferred assets, net of deferred taxes		(23,660,467)		—		(1,655,002)		(60,523,859)		(1,801,679)		(5,186,318)		(424,850)		—
Less equity method for unrealized profits		(562,375)		(7,903,679)		—		(90,087)		(1,182,011)		(64,997)		(844,705)		—
Less amortization of capitalized interest		118,981		8,123		—		—		—		—		—		—

Total consolidated assets	Ps.	2,132,551,464	Ps.	522,008,683		Ps. 26,745,763	Ps.	115,441,065	Ps.	6,960,739	Ps.	26,109,044	Ps.	166,666,973	Ps.	2,348,486,917

Liabilities:
By segment	Ps.	2,588,734,248	Ps.	689,306,996	Ps.	12,328,030	Ps.	41,750,914	Ps.	9,791,235	Ps.	6,860,065	Ps.	104,239,692	Ps.	3,779,469,221
Less unrealized intersegment sales		—		(4,419,930)		1,373,835		—		—		—		(1,959,546)		—

Total consolidated liabilities	Ps.	2,588,734,248	Ps.	684,887,066	Ps.	13,701,865	Ps.	41,750,914	Ps.	9,791,235	Ps.	6,860,065	Ps.	102,280,146	Ps.	3,779,469,221

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

NOTE 7. REVENUE

As of September 30, 2019 and 2018, the revenues were as follows:

A.	Revenue disaggregation

For the nine-month periods ended September 30,	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Total
Geographical market 2019
United States	Ps.	172,338,802	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	117,067,336	Ps.	631,728	Ps.	290,037,866
Other		41,744,035		—		—		—		—		—		18,239,543		2,213,445		62,197,023
Europe		99,518,894		—		—		—		—		—		3,446,135		1,706,355		104,671,384
Local		623,013		609,350,259		20,755		3,476,916		1,071,797		5,257,924		1,525,163		5,155,336		626,481,163

Total		314,224,744		609,350,259		20,755		3,476,916		1,071,797		5,257,924		140,278,177		9,706,864		1,083,387,436

2018
United States		226,352,317		—		—		—		—		—		116,459,820		6,237		342,818,374
Other		73,906,868		—		—		—		—		—		27,921,592		4,533,996		106,362,456
Europe		63,118,759		—		—		—		—		—		2,781,518		1,932,662		67,832,939
Local		12,870		729,072,960		38,064		3,624,911		2,160,148		9,854,749		7,149,825		3,791,244		755,704,771

Total		363,390,814		729,072,960		38,064		3,624,911		2,160,148		9,854,749		154,312,755		10,264,139		1,272,718,540

Major products and services 2019
Crude oil		313,601,731		—		—		—		—		—		60,101,434		—		373,703,165
Gas		202,690		49,936,879		—		—		—		—		42,072,008		—		92,211,577
Refined petroleum products		—		552,640,599		—		—		—		—		37,129,803		956,566		590,726,968
Other		—		4,752,549		—		—		1,071,046		5,254,234		923,951		6,679,131		18,680,911
Services		420,323		2,020,232		20,755		3,476,916		751		3,690		50,981		2,071,167		8,064,815

Total		314,224,744		609,350,259		20,755		3,476,916		1,071,797		5,257,924		140,278,177		9,706,864		1,083,387,436

2018
Crude oil		363,377,944		—		—		—		—		—		87,116,300		—		450,494,244
Gas		—		74,687,172		—		—		—		—		—		—		74,687,172
Refined petroleum products		—		645,814,589		—		—		2,156,958		9,845,421		65,883,421		535,263		724,235,652
Other		—		8,119,099		—		—		—		—		1,253,431		7,709,752		17,082,282
Services		12,870		452,100		38,064		3,624,911		3,190		9,328		59,604		2,019,123		6,219,190

Total		363,390,814		729,072,960		38,064		3,624,911		2,160,148		9,854,749		154,312,756		10,264,138		1,272,718,540

Timing of revenue recognition 2019
Products transferred at a point in time		313,804,421		607,330,027		—		—		1,071,046		5,254,234		140,227,196		7,635,697		1,075,322,621
Products and services transferred over the time		420,323		2,020,232		20,755		3,476,916		751		3,690		50,981		2,071,167		8,064,815

Total		314,224,744		609,350,259		20,755		3,476,916		1,071,797		5,257,924		140,278,177		9,706,864		1,083,387,436

2018
Products transferred at a point in time		363,377,944		728,620,860		—		—		2,156,958		9,845,421		154,253,151		8,245,016		1,266,499,350
Products and services transferred over the time		12,870		452,100		38,064		3,624,911		3,190		9,328		59,604		2,019,123		6,219,190

Total		363,390,814		729,072,960		38,064		3,624,911		2,160,148		9,854,749		154,312,755		10,264,139		1,272,718,540

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

For the three month periods ended September 30,	Exploration and Production		Industrial Transformation		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Total
Geographical market 2019
United States	Ps.	54,277,692	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	39,607,469	Ps.	335,049	Ps.	94,220,210
Other		16,904,921		—		—		—		—		—		8,167,483		279,757		25,352,161
Europe		27,698,496		—		—		—		—		—		981,663		450,907		29,131,066
Local		107,252		201,280,137		—		1,106,283		17,836		—		(2,513,667)		1,786,335		201,784,176

Total		98,988,361		201,280,137		—		1,106,283		17,836		—		46,242,948		2,852,048		350,487,613

2018
United States		105,188,924		—		—		—		—		—		39,126,548		6,237		144,321,709
Other		4,819,937		—		—		—		—		—		10,080,016		4,533,996		19,433,949
Europe		17,679,618		—		—		—		—		—		1,293,458		620,076		19,593,152
Local		12,870		247,019,215		12,908		1,135,474		384,225		3,285,726		2,224,045		1,725,225		255,799,688

Total		127,701,349		247,019,215		12,908		1,135,474		384,225		3,285,726		52,724,067		6,885,534		439,148,498

Major products and services 2019
Crude oil		98,881,108		—		—		—		—		—		20,878,545		—		119,759,653
Gas		62,601		16,367,129		—		—		—		—		13,404,180		—		29,833,910
Refined petroleum products		—		183,292,575		—		—		—		—		11,905,721		445,570		195,643,866
Other		—		108,619		—		—		17,775		—		31,626		1,926,629		2,084,649
Services		44,652		1,511,814		—		1,106,283		61		—		22,876		479,849		3,165,535

Total		98,988,361		201,280,137		—		1,106,283		17,836		—		46,242,948		2,852,048		350,487,613

2018
Crude oil		127,688,479		—		—		—		—		—		87,116,300		—		214,804,779
Gas		—		19,944,599		—		—		—		—		(22,737,680)		—		(2,793,081)
Refined petroleum products		—		220,181,612		—		—		382,983		3,281,976		(11,267,859)		535,263		213,113,975
Other		—		6,803,868		—		—		—		—		(410,476)		5,697,733		12,091,125
Services		12,870		89,136		12,908		1,135,474		1,242		3,750		23,783		652,537		1,931,700

Total		127,701,349		247,019,215		12,908		1,135,474		384,225		3,285,726		52,724,068		6,885,533		439,148,498

Timing of revenue recognition 2019
Products transferred at a point in time		98,943,709		199,768,323		—		—		17,775		—		46,220,072		2,372,199		347,322,078
Products and services transferred over the time		44,652		1,511,814		—		1,106,283		61		—		22,876		479,849		3,165,535

Total		98,988,361		201,280,137		—		1,106,283		17,836		—		46,242,948		2,852,048		350,487,613

2018
Products transferred at a point in time		127,688,479		246,930,079		—		—		382,983		3,281,976		52,700,284		6,232,997		437,216,798
Products and services transferred over the time		12,870		89,136		12,908		1,135,474		1,242		3,750		23,783		652,537		1,931,700

Total		127,701,349		247,019,215		12,908		1,135,474		384,225		3,285,726		52,724,067		6,885,534		439,148,498

B.	Practical expedients

1)	Expiration of contracts.

PEMEX has no outstanding performance obligations to disclose as of September 30, 2019 due to the nature of its operations. PEMEX’s outstanding performance obligations expire within one year or less.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

2) Significant financial component, less than one year.

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

3) PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 8. CASH AND CASH EQUIVALENTS

a. As of September 30, 2019 and December 31, 2018, cash and cash equivalents were as follows:

	September 30, 2019		December 31, 2018
Cash on hand and in banks(i)		40,959,315		41,974,735
Highly liquid investments (ii)		27,210,725		39,937,674

	Ps.	68,170,040	Ps.	81,912,409

(i) Cash on hand and in banks is primarily composed of cash in banks.

(ii) Mainly composed of short-term Mexican Government investments.

NOTE 9. ACCOUNTS RECEIVABLE, NET

As of September 30, 2019 and December 31, 2018, accounts receivable and other receivables were as follows:

a.	Customers

	September 30, 2019		December 31, 2018
Domestic customers, net		50,046,483		48,520,478
Export customers, net		40,077,201		39,220,037

Total customers	Ps.	90,123,684	Ps.	87,740,515

b.	Other account receivable

	September 30, 2019		December 31, 2018
Sundry debtors (i)		62,206,513		53,388,512
Taxes to be recovered and prepaid taxes		16,679,336		18,405,990
Employees and officers		3,719,248		6,333,216
Advances to suppliers		223,822		597,700
Other accounts receivable		1,489,240		673,845

Total account receivable	Ps.	84,318,159	Ps.	79,399,263

Total account receivable, net	Ps.	174,441,843	Ps.	167,139,778

(i) Mainly Special Tax on Production and Services.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

NOTE 10. INVENTORIES

As of September 30, 2019 and December 31, 2018, inventories were as follows:

	September 30, 2019		December 31, 2018
Refined and petrochemicals products		41,261,661		43,134,519
Products in transit		11,024,862		16,260,213
Crude oil		12,232,828		16,708,606
Materials and products in stock		3,841,961		5,292,796
Materials in transit		62,854		490,403
Gas and condensate products		145,670		136,031

	Ps.	68,569,836	Ps.	82,022,568

NOTE 11. HELD-FOR-SALE CURRENT NON-FINANCIAL ASSETS

As of December 31, 2018, Pemex Logistics had Ps. 1,253,638 as held-for-sale current non-financial assets, the potential sale of which is being given careful consideration to maximize its value and maintain a presence in the market.

The details relating to the potential sale of these assets were classified as “reserved”, pursuant to Article 110, sections VIII and XIII of the Ley Federal de Transparencia y Acceso a la información Pública (Federal Law on Transparency and Access to Public Information), in relation to Article 82 and Article 111 of the Petróleos Mexicanos Law, since the details are still being considered and evaluated and contain sensitive facts about the commercial and economic scope, which only pertain to PEMEX and its commercial partners.

As of September 30, 2019, there are Ps.181,101 in held-for-sale non financial assets to Centro Nacional de Gas Natural, composed of 74 buildings and 10 undeveloped properties.

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of September 30, 2019 and December 31, 2018, were as follows:

	Percentage of investment	September 30, 2019		December 31, 2018
Deer Park Refining Limited	49.99%		14,338,092		14,731,030
Sierrita Gas Pipeline LLC	35.00%		1,091,143		1,068,995
Frontera Brownsville, LLC.	50.00%		476,364		472,898
Texas Frontera, LLC.	50.00%		214,738		228,564
CH 4 Energía, S. A.	50.00%		186,514		155,878
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%		185,472		118,478
Ductos el Peninsular, S. A. P. I. de C. V.	30.00%		17,109		17,244
Other-net	Various		46,786		48,458

		Ps.	16,556,218	Ps.	16,841,545

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Profit (loss) sharing in joint ventures and associates:

	For the nine-month period ended September 30,
	2019	2018
Deer Park Refining Limited	(305,863)		1,617,583
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	89,047		88,088
Frontera Brownsville, LLC	66,994		67,921
Texas Frontera, LLC	38,541		40,737
CH4 Energía S.A. de C.V.	38,524		47,741
Sierrita Gas Pipeline LLC	30,764		18,832
Ductos el Peninsular, S. A. P. I. de C. V.	(134)		(892)
PMV Minera, S.A. de C.V.	—		6,283
Petroquímica Mexicana de Vinilo, S. A. de C. V.	—		351,000

Profit sharing in joint ventures and associates, net	Ps. (42,127)	Ps.	2,237,293

	For the three-month period ended September 30,
	2019		2018
Deer Park Refining Limited		(118,512)		1,241,912
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		25,663		27,993
Frontera Brownsville, LLC		12,219		50,832
Texas Frontera, LLC		13,007		(3,229)
CH4 Energía S.A. de C.V.		31,974		47,741
Sierrita Gas Pipeline LLC		8,701		(37,590)
Ductos el Peninsular, S. A. P. I. de C. V.		(34)		(340)
PMV Minera, S.A. de C.V.		—		2,576
Petroquímica Mexicana de Vinilo, S. A. de C. V.		—		59,262

Profit sharing in joint ventures and associates, net	Ps.	(26,982)	Ps.	1,389,157

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to contribute in equal amounts. Deer Park returns to PMI NASA and Shell products in the same amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P. (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•

CH4 Energía, S.A. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

•

Petroquímica Mexicana de Vinilo, S.A. de C.V. (PMV) On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem, S.A.B. de C.V. (Mexichem), founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Petroquímica Mexicana de Vinilo. This investment is recorded under the equity method. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant.

•

PMV Minera, S.A. de C.V. This company was established on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment		Pipelines		Wells		Buildings		Offshore platforms		Furniture and equipment		Transportation equipment		Construction in progress (1)		Land		Unproductive fixed assets		Other fixeded assets		Total fixed assets
Investment
Balances as of December 31, 2017	Ps.	756,025,360	Ps.	23,443,116	Ps.	481,868,176	Ps.	1,267,747,910	Ps.	64,700,471	Ps.	313,429,941	Ps.	51,057,652	Ps.	23,171,636	Ps.	129,736,382	Ps.	44,546,699	Ps.	—	Ps.	118,652	Ps.	3,155,845,995
Acquisitions		6,467,365		402,993		610,619		10,528,180		181,168		2,907,515		325,676		202,423		25,718,831		453,397		(106)		—		47,798,061
Reclassifications		1,289,459		—		(2,095,288)		—		(31,523)		(4,039,499)		(131,654)		7,216		748,016		(18,674)		2,760,962		—		(1,510,985)
Capitalization		25,787,006		—		1,167,270		13,854,053		105,996		—		17,499		256,675		(41,156,735)		—		—		(31,764)		—
Impairment		19,816,011		—		(40,792,185)		18,359,275		(831,561)		(3,462,000)		—		(6,212,691)		(793,551)		—		—		—		(13,916,701)
Disposals		(4,576,796)		(894,895)		(500,738)		(8,297,844)		(290,344)		—		(477,255)		(1,095,775)		(1,007,523)		(759,634)		(2,760,856)		(53,360)		(20,715,020)

Balances as of September 30, 2018		804,808,405		22,951,214		440,257,854		1,302,191,574		63,834,207		308,835,957		50,791,918		16,329,484		113,245,420		44,221,788		—		33,528		3,167,501,349

Balances as of January 1, 2018		756,025,360		23,443,116		481,868,176		1,267,747,910		64,700,471		313,429,941		51,057,652		23,171,636		129,736,382		44,546,699		—		118,652		3,155,845,995
Acquisitions		13,362,218		1,059,027		852,308		38,829,246		329,969		4,958,299		473,812		117,632		54,407,962		434,698		(106)		—		114,825,065
Reclassifications		1,400,531		45,268		(1,603,022)		—		37,343		(4,039,499)		3,015,144		101,424		32,280		(6,620)		2,780,266		(869)		1,762,246
Capitalization		25,752,538		—		2,456,977		21,269,614		991,061		—		163,000		227,334		(50,828,761)		—		—		(31,763)		—
Impairment		20,226,139		—		(59,632,531)		59,774,797		(831,561)		12,133,524		—		(6,981,561)		(3,269,810)		—		—		—		21,418,997
Disposals		(5,496,395)		(4,466,446)		(2,705,958)		(8,297,844)		(382,120)		—		(2,689,566)		(1,476,513)		(725,540)		(623,152)		(2,780,160)		(53,361)		(29,697,055)

Balances as of December 31, 2018		811,270,391		20,080,965		421,235,950		1,379,323,723		64,845,163		326,482,265		52,020,042		15,159,952		129,352,513		44,351,625		—		32,659		3,264,155,248

Transfers to rights of use assets		(5,637,961)		(8,006,671)		(5,783,371)		—		—		(8,858,659)		—		—		—		—		—		—		(28,286,662)
Acquisitions		6,716,930		210,844		611,482		(2,889,157)		132,075		3,346,336		105,695		1,677,914		39,043,601		159,541		—		—		49,115,261
Reclassifications		(1,331,901)		—		389,377		—		(173,655)		(561,635)		(129,237)		(19,317)		67,666		(3,619)		35,377		—		(1,726,944)
Capitalization		(179,674)		—		5,882,888		31,658,720		136,988		2,717,555		—		277,634		(40,482,000)		(12,111)		—		—		—
Impairment		12,905,516		—		40,806,059		(36,756,921)		(112,921)		(10,688,696)		—		(1,098,105)		2,594,161		—		—		—		7,649,092
Disposals		(5,012,032)		(235,382)		(254,948)		(151,405)		(115,936)		—		(1,359,087)		(86,059)		(785,603)		(71,255)		(35,377)		(32,659)		(8,139,743)

Balances as of September 30, 2019		818,731,269		12,049,756		462,887,437		1,371,184,960		64,711,714		312,437,166		50,637,413		15,912,019		129,790,338		44,424,181		—		—		3,282,766,253

Accumulated depreciation and amortization
Balances as of December 31, 2017		(394,024,147)		(5,013,984)		(159,959,414)		(908,399,636)		(41,041,009)		(165,207,235)		(38,972,938)		(6,718,306)		—		—		—		—		(1,719,336,669)
Depreciation and amortization		(29,018,562)		(1,606,764)		(11,179,923)		(52,686,216)		(1,393,782)		(10,088,581)		(2,114,398)		(1,005,260)		—		—		—		—		(109,093,486)
Reclassifications		(239,884)		—		261,098		—		32,421		1,344,469		137,687		(24,807)		—		—		—		—		1,510,984
Disposals		1,876,067		301,594		161,353		5,187,467		90,274		—		433,270		183,543		—		—		—		—		8,233,568

Balances as of September 30, 2018		(421,406,526)		(6,319,154)		(170,716,886)		(955,898,385)		(42,312,096)		(173,951,347)		(40,516,379)		(7,564,830)		—		—		—		—		(1,818,685,603)

Balances as of January 1, 2018		(394,024,147)		(5,013,984)		(159,959,414)		(908,399,636)		(41,041,009)		(165,207,235)		(38,972,938)		(6,718,306)		—		—		—		—		(1,719,336,669)
Depreciation and amortization		(44,925,549)		(1,347,046)		(14,799,664)		(70,255,577)		(2,026,403)		(15,968,324)		(2,827,887)		(1,231,590)		—		—		—		—		(153,382,040)
Reclassifications		(212,207)		(45,953)		232,680		—		17,387		1,344,469		(3,003,850)		(94,772)		—		—		—		—		(1,762,246)
Disposals		2,558,780		408,502		1,262,358		5,187,467		125,769		—		2,643,297		625,618		—		—		—		—		12,811,791

Balances as of December 31, 2018		(436,603,123)		(5,998,481)		(173,264,040)		(973,467,746)		(42,924,256)		(179,831,090)		(42,161,378)		(7,419,050)		—		—		—		—		(1,861,669,164)

Transfers to rights of use assets		1,112,755		1,058,822		732,648		—		—		1,409,313		—		—		—		—		—		—		4,313,538
Depreciation and amortization		(32,641,848)		(612,250)		(10,237,980)		(44,602,724)		(1,439,234)		(10,045,253)		(1,940,409)		(447,664)		—		—		—		—		(101,967,362)
Reclassifications		1,269,646		—		9,442		—		196,803		100,931		144,286		5,836		—		—		—		—		1,726,944
Disposals		3,268,583		167,811		2,341,772		—		161,972		(268,724)		1,238,996		72,939		—		—		—		—		6,983,349

Balances as of September 30, 2019		(463,593,987)		(5,384,098)		(180,418,158)		(1,018,070,470)		(44,004,715)		(188,634,823)		(42,718,505)		(7,787,939)		—		—		—		—		(1,950,612,695)

Wells, pipelines, properties, plant and equipment—net as of September 30, 2018		383,401,879		16,632,060		269,540,968		346,293,189		21,522,111		134,884,610		10,275,539		8,764,654		113,245,420		44,221,788		—		33,528		1,348,815,746

Wells, pipelines, properties, plant and equipment—net as of December 31, 2018		374,667,268		14,082,484		247,971,910		405,855,977		21,920,907		146,651,175		9,858,664		7,740,902		129,352,513		44,351,625		—		32,659		1,402,486,084

Wells, pipelines, properties, plant and equipment—net as of September 30, 2019		355,137,282		6,665,658		282,469,279		353,114,490		20,706,999		123,802,343		7,918,908		8,124,080		129,790,338		44,424,181		—		—		1,332,153,558

Depreciation rates		3 to 5%		5%		2 to 7%		—		3 to 7%		4%		3 to 10%		4 to 20%		—		—		—		—		—
Estimated useful lives		20 to 35		20		15 to 45		—		33 to 35		25		3 to 10		5 to 25		—		—		—		—		—

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

a.

As of September 30, 2019 and 2018, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,230,951 and Ps. 1,613,606, respectively.

b.

The combined depreciation of fixed assets and amortization of wells for the nine-month periods ended September 30, 2019, and 2018, recognized in operating costs and expenses, was Ps. 101,967,362, and Ps. 109,093,486 respectively, which includes costs related to plugging and abandonment of wells for the periods ended September 30, 2019 and 2018 of Ps. 4,461,573 and Ps. 859,551, respectively.

c.

As of September 30, 2019 and December 31, 2018, provisions relating to future plugging of wells costs amounted to Ps. 85,233,000 and Ps. 84,050,900, respectively, and are presented in the “Provisions for plugging of wells” (see Note 18).

d.	As of September 30, 2019, PEMEX recognized a net reversal of impairment of Ps. 7,649,092, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

i. As of September 30, 2019, the net reversal of impairment was as follows:

	Impairment	(Reversal of impairment)	Impairment / (Reversal of impairment)
Pemex Exploration and Production	122,576,000	(61,371,534)	61,204,466
Pemex Industrial Transformation	2,221,928	(31,312,841)	(29,090,913)
Pemex Logistics	—	(39,762,645)	(39,762,645)

Total	Ps. 124,797,928	Ps. (132,447,020)	Ps. (7,649,092)

Cash Generating Units of Pemex Logistics

Cash Generating Units of Pipelines

As of September 30, 2019, Pemex Logistics recognized a reversal of impairment in the Cash Generating Unit (“CGU”) of pipelines for Ps. 39,762,645, mainly due to a decrease in non-operating losses, from Ps. 27,554,195 in the first nine months of 2018 to Ps. 3,746,050 in the nine months of 2019. In addition, the discount rate decreased from 13.55% at the end of 2018 to 12.23% at the end of September 2019.

The recoverable amounts of the assets as of September 30, 2019, corresponding to the discounted cash flows at the rate of 12.23% are the following:

TAD, TDGL, TOMS (Storage terminals)	59,752,789
Pipelines	63,654,137
Primary logistics	107,621,491

Total	Ps. 231,028,417

Cash Generating Units of Pemex Exploration and Production

As of September 30, 2019, Pemex Exploration and Production recognized a net impairment of Ps. 61,204,466 mainly due to: (i) a decrease in oil and gas prices generating a negative effect of Ps. 82,999,000, mainly in Cantarell, ATG, Chuc, Tsimin Xux and Burgos projects; (ii) an increase in discount rate of Ps. 35,869,000, focused mainly on the Yaxché CGU due to the incorporation of new proved reserves of the Xikin, Uchbal,

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Tetl, Teekit, Suuk, Pokche and Mulach fields; and (iii) a decrease in exchange rate from Ps.19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 19.6363 = U.S. $1.00 of September 30, 2019 and tax payment resulting in a negative effect of Ps. 3,708,000. These effects were offset by (i) a net benefit from a greater volume of hydrocarbons in proved reserves of Ps. 61,371,534, mainly in the Yaxché CGU.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	51.85 USD/bl
Average gas price	4.37 USD/mpc
Average condensates price	38.61 USD/bl
Discount rate	7.31% annual

The total forecast production, calculated with a horizon of 25 years is 5,999 million barrels per day of crude oil equivalent.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of September 30, 2019, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. (29,090,913).

The net reversal of impairment was in the following cash generating units:

Tula Refinery	1,595,847
CEP Morelos	626,081

Impairment	2,221,928

Minatitlán Refinery	(11,968,797)
Madero Refinery	(5,808,517)
Salina Cruz Refinery	(13,535,527)

Reversal of impairment	(31,312,841)

Net reversal of impairment	Ps. (29,090,913)

The net reversal of impairment was mainly due to (i) an increase in the projected refinery processing due to a greater supply of light crude oil by Pemex Exploration and Production generating a greater supply of refined products such as gasoline, turbines and diesel and a decrease in residual products such as fuel oil; (ii) a favorable effect in the reference prices for the 2022 and 2023 projections; (iii) a decrease in the discount rate of cash generating units of refined products, petrochemicals and gas by 0.08%, 0.37% and 0.09%, respectively; and (iv) the appreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps.19.6829 = U.S. $1.00 as of December 31, 2018 to Ps. 19.6363 = U.S. $1.00 as of September 30, 2019.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals	Ethylene
Average crude oil Price	59.79 U.S dollars	N.A.	N.A.	N.A.
Processed volume	643 mbd	2,130 mmpcd of humid gas	Variable because the load inputs are diverse	Variable because the load inputs are diverse
Rate of U.S. dollar	19.6363 mxp/usd	19.6363 mxp/usd	19.6363 mxp/usd	19.6363 mxp/usd
Useful lives of the cash generating units	Average 13 years	Average 8 years	Average 7 years	Average 7 years
Discount rate	11.44% annually	10.13% annually	8.55% annually	8.55% annually
Period(*)	2019-2034	2019-2027	2019-2026	2019-2025

(*)	The first 5 years are projected and stabilize at year 6.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September, 2019, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Tula Refinery	34,218,717
Morelos Refinery	6,357,105

Total value in use	Ps. 40,575,822

ii.	As of September 30, 2018, the net reversal of impairment was as follows:

	(Impairment)	Reversal of impairment	Reversal of impairment / (Impairment)
Pemex Logistics	Ps. (41,087,532)	—	Ps. (41,087,532)
Pemex Fertilizers	(2,154,017)	—	(2,154,017)
PMI NASA	(1,719,626)	—	(1,719,626)
Pemex Exploration and Production	(9,256,724)	19,535,117	10,278,393
Pemex Industrial Transformation	(4,960,421)	25,726,502	20,766,081

Total	Ps. (59,178,320)	45,261,619	Ps. (13,916,701)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Cash Generating Units of Pemex Logistics

Cash Generating Units of Pipelines

As of September 30, 2018, Pemex Logistics recognized an impairment in the CGU of pipelines for $ 41,087,532, mainly due to a decrease in income flows projection of 47.01%, from an annual average income of Ps. 47,219,903 at the end of 2017 to only Ps. 25,021,013 at the end of August 2018; in addition to an increase in the cost of non-operating losses of 67.01%, from an annual average of Ps. 18,067,730 at the end of 2017 to Ps. 30,174,320 at the end of August 2018. This increase was offset by a decrease in direct operating costs of 58.26%, from annual average costs at the end of 2017 of Ps. 16,486 to Ps. 6,881 at the end of August 2018, as well as a decrease in the discount rate, from 15.41% at the end of 2017 to 14.73% at the end of August 2018.

The recoverable amount of the assets as of September 30, 2018, corresponds to the discounted cash flows at the rate of 14.73% and 15.41% respectively, the recovery values are the following:

TAD, TDGL, TOMS (Storage terminals)	Ps. 82,410,371
Land Transport (white pipes)	1,117,712
Primary logistics	90,286,224

Total	Ps. 173,814,307

Cash Generating Units of Pemex Fertilizers

Cash generating units are the plants used in the ammonia process.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rate used was 9.33%.

As of September 30, 2018, Pemex Fertilizers recognized an impairment of Ps. 2,154,017. The impairment is presented as a separate line item in the consolidated statement of comprehensive income.

Cash Generating Units of PMI NASA

As of September 30, 2018, PMI NASA recognized an impairment of Ps. 1,719,626, due to the disuse of Flotel Cerro de la Pez, as a consequence of the reduction in the development of projects in recent months. This impairment was calculated by comparing the disbursement that would have to be made to acquire a flotel with similar characteristics compared to the valuation made by a specialized company of the flotel.

Cash Generating Unit of Pemex Exploration and Production

As of September 30, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 19,535,117, mainly due to (i) an increase of 10.0% in the forward prices of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.48 per barrel as of September 30, 2018, favoring the crude oil projects with the highest oil output, including the Aceite Terciario del Golfo, Cantarell; Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana projects and (ii) the reallocation of resources towards oil fields with highest profitability and net cash flows that contributed to more a more efficient distribution of goods and services, primarily in the Ku Maloob Zaap and Cantarell Project. The foregoing was offset by (i) an impairment of Ps. 9,256,724 in the Burgos and Lakach projects, mainly due to a 12.9% decrease in the price of gas, from 4.92 usd / mcf as of December 31, 2017 to 4.29 usd / mcf as of September 30, 2018 and (ii) a slight increase in the discount rate of 1.27%, with respect to the last quarter of 2017.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	61.48 USD/bl
Average gas price	4.29 USD/mpc
Average condensates price	51.98 USD/bl
Discount rate	14.67% annual

The total forecast production calculated with a horizon of 25 years is 6,465 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of September 30, 2018, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 20,766,081.

The reversal of impairment was in the following cash generating units:

Minatitlán Refinery	Ps.	17,245,622
Madero Refinery		8,480,880

Reversal of impairment		25,726,502
Salina Cruz Refinery	Ps.	(4,641,100)
Centro Procesador Matapionche		(319,321)

Impairment		(4,960,421)

Net reversal of impairment	Ps.	(20,766,081)

The reversal of impairment was mainly due to (i) an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso—U.S. dollar exchange rate of Ps.19.7867 to U.S. $ as of December 31, 2017 to a peso—U.S. dollar exchange rate of Ps. 18.8120 to U.S. $1.00 as of September 30, 2018; and (iii) a decrease in the discount rate of cash generating units of refined products, gas and aromatics by 6.4%, 1.5% and 6.9%, respectively; (iv) an increase in major maintenance of the refinery’s plants, and a decrease in gas.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Cash flows determination is made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	63.04 U.S dollars	N.A.	N.A.
Processed volume	767 mbd	3,085 mmpcd de gas húmedo	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps. 19.0659 mxp/ usd	Ps. 19.0659 mxp/usd	Ps. 19.0659 mxp/usd
Useful lives of the cash generating units	Average 16 years	Average 8 years	Average 6 years
Discount rate	11.70% anually	10.95% anually	9.09% anually
Period	2019-2034	2019-2036	2019-2031

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2018, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Salina Cruz Refinery	Ps. 10,491,146
Matapionche gas processor complex	1,074,729

Ps. 11,565,875

NOTE 14. INTANGIBLE ASSETS, NET

At September 30, 2019 and December 31, 2018, intangible assets, net amounted to Ps.11,797,796 and Ps.13,720,540, respectively.

a.	Wells unassigned to a reserve

	September 30, 2019	December 31, 2018	September 30, 2018
Wells unassigned to a reserve:
Balance at the beginning of period	9,779,238	9,088,563	9,088,563
Additions to construction in progress	10,488,178	20,352,351	14,360,357
Transfers against expenses	(7,280,287)	(12,934,906)	(13,527,668)
Transfers against fixed assets	(4,894,915)	(6,726,770)	(2,359,313)

Balance at the end of period	Ps. 8,092,214	Ps. 9,779,238	Ps. 7,561,939

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

b.	Other intangible assets

	September 30, 2019	December 31, 2018
Rights of way	2,366,989	2,352,066
Licenses	4,330,374	4,214,635
Exploration expenses, evaluation of assets and concessions	2,311,039	2,255,551
Accumulated amortization	(5,302,820)	(4,880,951)

Balance at the end of period	Ps. 3,705,582	Ps. 3,941,301

NOTE 15. MEXICAN GOVERNMENT LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A.	Long-term notes receivable

As of September 30, 2019 and December 31, 2018, the balance of long-term notes receivable was as follows:

	September 30, 2019	December 31, 2018
Promissory notes issued by the Mexican Government	119,699,586	118,827,894
Other long-term notes receivable(1)	958,780	1,000,704

Total long-term notes receivable	Ps. 120,658,366	Ps. 119,828,598

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

Promissory notes issued by the Mexican Government

	September 30, 2019	December 31, 2018
Long-term promissory notes issued by the Mexican Government	124,552,014	156,981,745
Less: current portion of notes receivable issued by the Mexican Government	4,852,428	38,153,851

Long-term promissory notes	Ps. 119,699,586	Ps. 118,827,894

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Mexican Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184, 230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of September 30, 2019 and December 31, 2018, these promissory notes amounted to Ps. 124,552,014 and Ps. 156,891,745, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates from 2020 up to 2036, ranging a yield rate from 5.39% to 7.00% as follows:

As of September 30, 2019
Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2020	5.39%	4,852,428
1	2021	5.57%	5,766,504
1	2022	5.74%	6,408,234
1	2023	5.88%	7,009,776
1	2024	5.99%	7,423,594
5	2025-2029	6.06% to 6.62%	39,397,014
5	2030-2034	6.70% to 6.90%	39,030,449
2	2035-2036	6.95% to 7.00%	14,664,015

Total promissory notes			124,552,014
Less: current portion			4,852,428

Long-term notes receivable			Ps. 119,699,586

From January 1 to September 30, 2019 and 2018 PEMEX recognized Ps. 6,274,621 and Ps. 7,043,566, respectively in accrued yields from these promissory notes. This amount was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are fixed all throughout their lifespans and up to their maturities. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos. The expected credit losses as of September 30, 2019 are zero.

As of September 30, 2019, PEMEX received by the Mexican Government the payment of seven promissory notes in the amount of Ps. 38,704,352 (Ps. 32,311,967 of principal and Ps. 6,392,385 of interest) which were transferred to the Fondo Laboral PEMEX (Pemex Labor Fund or “FOLAPE”), for the payment obligations related to pensions and retirement plans.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

B.	Other assets

As of September 30, 2019 and December 31, 2018, the balance of other assets was as follows:

	September 30, 2019	December 31, 2018
Insurance	4,481,502	3,591,079
Payments in advance	1,024,342	1,114,513
Other	1,912,880	1,720,218

Total other assets	Ps. 7,418,724	Ps. 6,425,810

NOTE 16. DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2019, published in the Official Gazette of the Federation on December 28, 2018, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 4,350,000 and an external net debt up to U.S. $5,422,500. PEMEX can incur additional internal or external debt, as long as the total amount of net debt (Ps. 112,000,000 equivalent to U.S. $5,640,000) does not exceed the ceiling established by the Federal Income Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2019, PEMEX participated in the following financing activities:

•	On June 28, 2019, Petróleos Mexicanos entered into a U.S. $5,500,000 revolving credit facility due 2024 and a U.S. $2,500,000 term loan facility due 2024.

•	On July 29, 2019, Petróleos Mexicanos entered into a credit line in the amount of U.S. $206,901 due 2028.

•	From September to October 2019, Petróleos Mexicanos conducted financing and liability management transactions pursuant to which

•

On September 23, 2019, Petróleos Mexicanos issued the following debt securities under its U.S. $102,000,000 Medium-Term Notes Program, Series C: (1) U.S. $1,250,000 6.490% Notes due 2027; (2) U.S.$3,250,000 6.840% Notes due 2030; and (3) U.S.$3,000,000 7.690% Bonds due 2050. All debt securities under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

•

On September 23, 2019, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased (1) U.S.$491,803 aggregate principal amount of its outstanding 6.000% Notes due 2020; (2) U.S.$242,511 aggregate principal amount of its outstanding 3.500% Notes due 2020; (3) U.S.$1,897,615 aggregate principal amount of its outstanding 5.500% Notes due 2021; (4) U.S.$883,977 aggregate principal amount of its outstanding 6.375% Notes due 2021; (5) U.S.$17,316 aggregate principal amount of its outstanding 8.625% Bonds due 2022; (6) U.S.$96,970 aggregate principal amount of its outstanding Floating Rate Notes due 2022; (7) U.S.$235,177 aggregate principal amount of its outstanding 5.375% Notes due 2022; (8) U.S.$361,601 aggregate principal amount of its outstanding 4.875% Notes due 2022; (9) U.S.$344,853 aggregate principal amount of its outstanding 3.500% Notes due 2023; and (10) U.S.$433,946 aggregate principal amount of its outstanding 4.625% Notes due 2023.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

•

On September 27, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged U.S. $ 940,618 aggregate principal amount of its outstanding 4.875% Notes due 2022, U.S. $53,310 aggregate principal amount of its outstanding 8.625% Bonds due 2022, U.S. $334,442 aggregate principal amount of its outstanding Floating Rate Notes due 2022, U.S. $654,668 aggregate principal amount of its outstanding 5.375% Notes due 2022, U.S. $389,985 aggregate principal amount of its outstanding 3.500% Notes due 2023, U.S. $612,735 aggregate principal amount of its outstanding 4.625% Notes due 2023, U.S. $58,982 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023, U.S.$466,787 aggregate principal amount of its outstanding 4.875% Notes due 2024, U.S. $208,769 aggregate principal amount of its outstanding 4.250% Notes due 2025, U.S. $1,439,479 aggregate principal amount of its outstanding 6.500% Bonds due 2041, U.S. $730,486 aggregate principal amount of its outstanding 5.500% Bonds due 2044, U.S. $1,439,519 aggregate principal amount of its outstanding 6.375% Bonds due 2045 and U.S. $277,215 aggregate principal amount of its outstanding 5.625% Bonds due 2046 for U.S. $1,102,232 aggregate principal amount of its new 6.490% Notes due 2027, U.S. $1,163,586 aggregate principal amount of its new 6.840% Notes due 2030 and U.S. $5,065,788 aggregate principal amount of its new 7.690% Bonds due 2050.

•

On October 11, 2019, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged U.S. $7,698 aggregate principal amount of its outstanding 4.875% Notes due 2022, U.S. $10 aggregate principal amount of its outstanding 8.625% Bonds due 2022, U.S. $120 aggregate principal amount of its outstanding Floating Rate Notes due 2022, U.S. $500 aggregate principal amount of its outstanding 5.375% Notes due 2022, U.S. $4,247 aggregate principal amount of its outstanding 3.500% Notes due 2023, U.S. $3,050 aggregate principal amount of its outstanding 4.625% Notes due 2023, U.S. $20 aggregate principal amount of its outstanding 8.625% Guaranteed Bonds due 2023, U.S. $595 aggregate principal amount of its outstanding 4.875% Notes due 2024 and U.S. $273 aggregate principal amount of its outstanding 4.250% Notes due 2025 for U.S. $8,198 aggregate principal amount of its new 6.490% Notes due 2027, U.S. $7,245 aggregate principal amount of its new 6.840% Notes due 2030 and U.S. $617 aggregate principal amount of its new 7.690% Bonds due 2050.

As of September 30, 2019, Petróleos Mexicanos had U.S. $ 7,450,000 and Ps. 29,000,000 in available credit lines in order to ensure liquidity, of which U.S. $7,450,000 and Ps. 24,000,000 are available.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services (until July 1, when merged, see Note 1) and Pemex Logistics.

From January 1 to September 30, 2019, HHS obtained U.S. $14,360,000 from its revolving credit line and repaid U.S. $14,960,000. As of December 31, 2018, the outstanding amount under this revolving credit line was U.S. $700,000. As of September 30, 2019, the outstanding amount under this revolving credit line was U.S. $100,000.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

•	The sale of substantial assets essential for the continued operations of its business.

•	The incurrence of liens against its assets.

•	Transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of September 30, 2019 and December 31, 2018 and as of the date of the issuance of these unaudited condensed consolidated interim financial statements, PEMEX was in compliance with the covenants described above.

The following table presents the roll-forward of total debt of PEMEX for each of the periods ended September 30, 2019 and 2018, which includes short and long-term debt:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

	September 30,	September 30,
	2019 (i)	2018 (i)
Changes in total debt:
At the beginning of the period	2,082,286,116	2,037,875,071
Transfers to lease liabilities	(36,956,930)	—
Loans obtained - financing institutions	891,483,064	633,244,800
Debt payments	(952,598,917)	(577,682,246)
Accrued interest	(10,224,260)	(7,841,746)
Foreign exchange	(17,692,192)	(92,283,887)

At the end of the period	Ps. 1,956,296,881	Ps. 1,993,311,992

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.

As of September 30, 2019 and December 31, 2018, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	September 30,	December 31,
	2019	2018
U.S. dollar	19.6363	19.6829
Japanese yen	0.1822	0.1793
Pounds sterling	24.2567	25.0878
Euro	21.4683	22.5054
Swiss francs	19.7826	19.9762
Canadian dollar	14.7964	14.4138
Australian dollar	13.2643	13.8617

NOTE 17. FINANCIAL INSTRUMENTS

a.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of September 30, 2019 and December 31, 2018. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount									Fair value hierarchy
As of September 30, 2019 In thousands of pesos	FVTPL		FVOCI –debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	12,475,032	—	—	—	—	Ps.	12,475,032	—	12,475,032	—	12,475,032
Equity instruments		—	—	245,440	—	—		245,440	—	245,440	—	245,440

Total	Ps.	12,475,032	—	245,440	—	—	Ps.	12,720,472
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	68,170,040	—	Ps.	68,170,040	—	—	—	—
Accounts receivable		—	—	—	174,441,843	—		174,441,843	—	—	—	—

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Investments in joint ventures and associates		—	—	—	16,556,218	—		16,556,218	—	—	—	—
Notes receivable		—	—	—	125,504,243	—		125,504,243	—	—	—	—

Total	Ps.	—	—	—	384,672,344	—	Ps.	384,672,344
Financial liabilities measured at fair value
Derivative financial instruments	Ps	. (26,914,294)	—	—	—	—	Ps.	(26,914,294)	—	(26,914,294)	—	(26,914,294)

Total	Ps.	(26,914,294)	—	—	—	—	Ps.	(26,914,294)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(124,734,347)	Ps.	(124,734,347)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(38,134,213)		(38,134,213)	—	—	—	—
Leases		—	—	—	—	(101,896,582)		(101,896,582)	—	(111,142,645)	—	(111,142,645)
Debt		—	—	—	—	(1,956,296,881)		(1,956,296,881)	—	(1,945,941,726)	—	(1,945,941,726)

Total	Ps.	—	—	—	—	(2,221,062,023)	Ps.	(2,221,062,023)

	Carrying amount								Fair value hierarchy
As of December 31, 2018 In thousands of pesos	FVTPL		FVOCI –debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	22,382,277	—	—	—	—	Ps.	22,382,277	—	22,382,277	—	22,382,277
Equity instruments		—	—	245,440	—	—		245,440	—	245,440	—	245,440

Total	Ps.	22,382,277	—	245,440	—	—	Ps.	22,627,717
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	81,912,409	—	Ps.	81,912,409	—	—	—	—
Accounts receivable, net		—	—	—	167,139,778	—		167,139,778	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	16,841,545	—		16,841,545	—	—	—	—
Long-term notes receivable		—	—	—	157,982,449	—		157,982,449	—	—	—	—

Total	Ps.	—	—	—	423,876,181	—	Ps.	423,876,181
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(15,895,245)	—	—	—	—	Ps.	(15,895,245)	—	(15,895,245)	—	(15,895,245)

Total	Ps.	(15,895,245)	—	—	—	—	Ps.	(15,895,245)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(149,842,712)	Ps.	(149,842,712)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(24,917,669)		(24,917,669)	—	—	—	—
Debt		—	—	—	—	(2,082,286,116)		(2,082,286,116)	—	(1,913,377,218)	—	(1,913,377,218)

Total	Ps.	—	—	—	—	(2,257,046,497)	Ps.	(2,257,046,497)

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

b.	Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

c.	Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cashflows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

d.	Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of September 30, 2019 and December 31, 2018, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (14,439,263) and Ps. 6,487,032, respectively. As of September 30, 2019 and December 31, 2018, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

For the periods ended September 30, 2019 and 2018, PEMEX recognized a net loss of Ps. 27,788,930 and Ps. 14,785,800, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of September 30, 2019 and December 31, 2018, PEMEX did not recognize any embedded derivatives (foreign currency or index).

As of September 30, 2019, PEMEX recognized a gain of Ps. 3,000,973, in the “Derivative financial instruments (cost) income, net” line item which resulted from changes in the fair value of accounts receivable from the sale of hydrocarbons whose performance obligations have been met and whose determination of the final price is indexed to future prices of the hydrocarbons.

NOTE 18. PROVISIONS FOR SUNDRY CREDITORS

As of September 30, 2019 and December 31, 2018, the provisions for sundry creditors and others is as follows:

	September 30,	December 31,
	2019	2018
Provision for plugging of wells (Note 13)	85,233,000	84,050,900
Provision for trials in process (Note 20)	7,047,761	6,483,078
Provision for environmental costs	11,175,012	11,219,278

	Ps. 103,455,773	Ps. 101,753,256

NOTE 19. EQUITY (DEFICIT), NET

A.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

On December 24, 2015, the Mexican Government, through the SHCP, issued a non-negotiable promissory note of Ps. 50,000,000 due December 31, 2050 for the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its Subsidiary Entities (see Note 15-A).

On April 21, 2016, the Mexican Government made an equity contribution to Petróleos Mexicanos in the amount of Ps. 26,500,000 following the guidelines established in the Ley Federal de Presupuesto y Responsabilidad Hacendaria (“the Federal Budget and Fiscal Responsibility”). This contribution was recognized as an increase in Certificates of Contribution “A.”

On August 3, 2016, the Mexican Government issued Ps. 184,230,586 in exchange for the Ps. 50,000,000 non-negotiable promissory note issued to Petróleos Mexicanos on December 24, 2015, which was recognized as a Ps. 135,439,612 increase in equity. The Ps. 135,439,612 increase in equity was the result of the Ps. 184,230,586 value of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which Petróleos Mexicanos received the promissory notes (see Note 15-A). During the first nine months of 2019 Petróleos Mexicanos received Ps. 25,000,000 from the Mexican Government, to help improve PEMEX´s financial position and increase PEMEX’s production and, in turn, its profitability, as part of the Strengthening Program for Petróleos Mexicanos.

On September 11, 2019 Petróleos Mexicanos received Ps. 122,131,000 from the Mexican Government to help improve PEMEX´s financial position.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

PEMEX’s permanent equity is as follows:

Amount
Certificates of Contribution “A” as of December 31, 2016	Ps. 356,544,447
Increase in Certificates of Contribution “A” during 2017	—

Certificates of Contribution “A” as of December 31, 2017	356,544,447
Increase in Certificates of Contribution “A” during 2018	—

Certificates of Contribution “A” as of December 31, 2018	356,544,447
Increase in Certificates of Contribution “A” during 2019	122,131,000

Certificates of Contribution “A” as of September 30, 2019	Ps. 478,675,447

B.	Mexican Government contributions

As of September 30, 2019 and December 31, 2018 there were no Mexican Government contributions.

C.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of September 30, 2019 and December 31, 2018, there were no changes to the legal reserve.

D.	Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the nine-months period ended September 30, 2019, PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. (223,043,973), related to retirement and post-employment benefits as a result of a decrease in the discount and return on plan assets’ rates.

E.	Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

F.	Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Bank & Trust Cayman Limited , giving an option to acquire 100% of the shares of Pemex Finance, Ltd.; the option was not exercised and was terminated on July 20, 2015. On July 1, 2015, PEMEX also entered into a new option agreement with SML Trustees Limited to acquire 100% of the shares of Pemex Finance, Ltd, which allows PEMEX to have control over Pemex Finance Ltd. because of the potential voting rights. As of the date of these consolidated financial statements the option agreement has been exercised.

Until November 30, 2018, the financial results of Pemex Finance, Ltd. were included in the consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. were presented in the consolidated statements of changes in equity (deficit), net as “non-controlling interest”, and as net income and comprehensive income for the year, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX did not own any of the shares of Pemex Finance, Ltd.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

On December 17, 2018, PEMEX exercised its option to purchase all shares of Pemex Finance Ltd., and as of December 31, 2018, this company is no longer presented as a “non-controlling interest”.

Similarly, because PEMEX does not currently own all of the shares of PMI CIM, HJ BARRERAS and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of September 30, 2019, December 31, 2018 and September 30, 2018, non-controlling interest represented losses of Ps. 124,923 and gains of Ps. 477,118 and Ps. 932,082, respectively, in PEMEX’s equity (deficit).

NOTE 20. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the provisions described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of September 30, 2019, and December 31, 2018, PEMEX had accrued a reserve of Ps. 7,047,761, and Ps. 6,483,078, respectively, for these contingent liabilities.

As of September 30, 2019, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019 a judgment was issued by the Second Section of the Superior Court in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (Third Administrative Joint Court of the First Circuit). As of the date of these financial statement, a final resolution is still pending.

•

On June 11, 2015, the Segunda Sala Regional del Noreste (“Second Regional Northeast Court”) notified Pemex Industrial Transformation of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. On May 6, 2019, a judgment was issued in favor of Pemex Industrial Transformation. On June 19, 2019, the plaintiffs filed an amparo (A.D. 383/2019) against this resolution before the Vigésimo Primero Tribunal Colegiado en Materia Administrativa del Primer Circuito (Twenty first Administrative Joint Court of the First Circuit). On August 22, 2019, the defendant filed its pleadings. On September 5, 2019, the claim was turned for a resolution to be issued. As of the date of these financial statement, a final resolution is still pending.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

•

On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04). On September 20, 2018, the Superior Court ruled that the plaintiff did not provide evidence to support its claim. The plaintiff filed an amparo (D.A. 731/2018) against this resolution and Pemex Exploration and Production filed its response. On May 17, 2019, the Décimo Noveno Tribunal Colegiado en Materia Administrativa del Primer Circuito (Nineteenth Administrative Joint Court of the First Circuit) issued a judgment requesting the Supreme Court to attract this claim, which was denied on September 4, 2019 and the claim was sent back to the Joint Court. As of the date of these financial statement, a final resolution is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S.$153,000 related to additional expenses in connection with a pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018 Pemex Exploration and Production filed a response to this claim. The appointment of the chairperson of the arbitration trial is still pending. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S.$ 310,484. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held. As of the date of these financial statements the pleadings to be filed by the parties are still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S.$ 12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On May 16, 219, the Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Administrative Joint Court) admitted an amparo (no. 399/2019) filed by the plaintiffs. On August 8, 2019, the defendant filed its pleadings. As of the date of these financial statement, a final resolution is still pending.

•

In March 2018, Pemex Drilling and Services was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of two modular drilling equipment for approximately U.S.$139,870. On June 6, 2018, the plaintiffs responded to the counterclaim filed by Pemex Drilling and Services. On September 28, 2018, Pemex Drilling and Services filed a motion rejecting the arbitration jurisdiction. On December 19, 2018, the parties exchanged documentation. On February 11, 2019 the plaintiffs filed their first brief. On March 29, 2019 the defendants filed its response. On April 29, 2019 the plaintiffs filed their second brief. On June 17, 2019, the defendants filed their rejoinders. A hearing was held in September 2019 in Mexico City. As of the date of these financial statement, a final pleadings statement that is required to be filed by each party is still pending.

•

On February 6, 2019, the Sala Regional del Golfo Norte (North Gulf Regional Court) of Federal Court of Justice for Tax and Administrative Matters summoned Pemex Drilling and Services in connection with a claim (752/17-18-01-7) filed by Micro Smart System of Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017 related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S.$ 240,448 for work performed and U.S.$284 for work estimates. On May 18, 2019, a response to this claim was admitted and evidence was filed by the defendant, which were rejected by the plaintiff on May 24, 2019.On July 1, 2019, the Superior Court was instructed to review the claim. As of the date of these financial statement, pleadings to be filed by the parties are still pending.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

(Figures stated in thousands, except as noted)

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 21. SUBSEQUENT EVENTS

On December 23, 2019, Petróleos Mexicanos issued Ps. 5,100,368 aggregate principal amount of Certificados Bursatiles due to 5 years at a rate linked to the TIIE plus 1%. These Certificados Bursatiles were issued under Petróleos Mexicanos’ Ps. 100,000,000 or UDI equivalent Certificados Bursátiles Program.

Between October 1, 2019 to January 16, 2020, HHS obtained U.S. $ 10,695,000 and repaid U.S. $ 9,496,000 in financing from its revolving credit lines. As of September 30, 2019, the outstanding amount was U.S. $ 100,000. As of January 16, 2020, the outstanding amount is U.S. $ 1,299,000.

As of January 17, 2020, the Mexican peso-U.S. dollar exchange rate was Ps. 18.8077 per U.S. dollar, which represents a 4% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2019, which was Ps. 19.6363 per U.S. dollar.

As of January 17, 2020, the weighted average price of the crude oil exported by PEMEX was U.S. $ 55.06 per barrel. This represents a price increase of approximately 0.4% as compared to the average price as of September 30, 2019, which was U.S. $54.85 per barrel.

Civil Actions

On November 28, 2019 the Vigésimo Primero Tribunal Colegiado en Materia Administrativa del Primer Circuito (Twenty First Administrative Joint Court of the First Circuit) issued a resolution denying an amparo filed by the Ejido Tepehuaje related to an administrative claim filed against Pemex Industrial Transformation in 2015 seeking Ps. 2,094,200 in damages due to a hydrocarbon spill on their land. As of the date of this report, this claim has concluded.

On October 18, 2019 Pemex Exploration and Production was summoned of an administrative claim (91/19-16-01-9) before the Sala Regional Peninsular (Peninsular Regional Court) of the Tribunal Federal de Justicia Administrativa (Federal Administrative Court of Justice) in Mérida, Yucatán by PICO MEXICO SERVICIOS PETROLEROS S. de R.L. de C.V. seeking U.S$ 137,300 for, among other, damages related to a resolution dated November 20, 2018 to terminate an agreement executed between them. On December 12, 2019 Pemex Exploration and Production filed a response to this claim. As of the date of this report an estimate cannot be made a final resolution is still pending.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: January 21, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.